Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

MGC PARENT LLC,

AC BREATHE MERGER SUB INC.

and

MGC DIAGNOSTICS CORPORATION

dated as of

November 25, 2017

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (as amended, modified or supplemented from time to time in accordance with its terms, this “Agreement”), is entered into as of November 25, 2017, by and among MGC Diagnostics Corporation, a Minnesota corporation (the “Company”), MGC Parent LLC, a Delaware limited liability company (“Parent”), and AC Breathe Merger Sub Inc., a Minnesota corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 9.01 hereof.

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance thereof and pursuant to this Agreement, Merger Sub has agreed to commence a tender offer (as it may be amended, modified or supplemented from time to time as permitted under this Agreement, the “Offer”) to purchase all of the outstanding shares of the common stock, par value $.10 per share, of the Company (the “Company Common Stock”), at a price per share of Company Common Stock of $11.03 (such amount or any different amount per share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”) net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, following the consummation of the Offer, Merger Sub shall be merged with and into the Company with the Company surviving that merger (the “Merger”), in accordance with the Minnesota Business Corporation Act of the State of Minnesota (the “MBCA”), pursuant to which each issued and outstanding share of Company Common Stock, other than (i) shares of Company Common Stock owned directly or indirectly by Parent, Merger Sub or the Company and (ii) the Dissenting Shares, shall be converted into the right to receive an amount equal to the Merger Consideration net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) and a special committee of the Company’s Board formed in accordance with Chapter 302A.673 of the MBCA have, on the terms and subject to the conditions set forth herein, unanimously (a) determined that the Offer, the Merger, and the other transactions contemplated hereby are advisable and fair to and in the best interests of the Company and its shareholders, (b) approved, adopted and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated hereby, (c) authorized and approved the Top-Up Option and the issuance of the Top-Up Shares on the terms contemplated by Section 1.04, (d) resolved to recommend acceptance of the Offer (i.e. to recommend that the shareholders of the Company tender their shares of Company Common Stock to Merger Sub pursuant to the Offer), and, if required, approval and adoption of the Merger by its shareholders and (e) to the extent permitted by applicable Law, resolved to elect that any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations of any jurisdiction that purports to be applicable to the Company, Parent, Merger Sub, the Surviving Corporation,

this Agreement or the transactions contemplated herby shall not be applicable to the Company, Parent, Merger Sub, the Surviving Corporation, this Agreement or the transactions contemplated herby;

WHEREAS, the respective boards of directors of Parent and Merger Sub have, on the terms and subject to the conditions set forth herein, unanimously approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger;

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and the transactions contemplated hereby and also to prescribe certain conditions to the Offer and the Merger;

WHEREAS, immediately prior to the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, (i) certain shareholders of the Company have delivered to Parent and Merger Sub duly executed Tender Support Agreements, which are conditioned upon and shall become effective simultaneously with the execution and delivery of this Agreement by each of the parties hereto (collectively, the “Support Agreements”), and (ii) certain employees of the Company have delivered to Parent and Merger Sub duly executed Employment Agreements, which are conditioned upon and shall become effective simultaneously with the Closing (collectively, the “Employment Agreements”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Altus Capital Partners II, L.P., a Delaware limited partnership (“Guarantor”), has delivered to the Company a limited guarantee in favor of the Company (the “Guarantee”) with respect to certain obligations of Parent and Merger Sub under this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I.

THE OFFER

Section 1.01 The Offer.

(a)          As promptly as practicable after the date of this Agreement, Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) the Offer.

(b)          The obligation of Merger Sub to accept for payment and pay for any shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer shall be subject to: (i) there being validly tendered in the Offer and not validly withdrawn prior to any then scheduled Expiration Time that number of shares of Company Common Stock which, together with the shares beneficially owned by Parent or

Merger Sub (if any), represents the greater of (A) a majority of the total number of shares of Company Common Stock outstanding without giving effect to the Top-Up Shares and (B) one share more than ninety percent (90%) of the total number of shares of Company Common Stock outstanding immediately after the issuance of the Top-Up Shares, calculated on a fully diluted basis (which assumes the conversion or exercise of all Company Stock Options and other derivative securities and the vesting and/or exercise of all other Company Stock Awards, in each case, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) (the “Minimum Condition”); and (ii) the satisfaction, or waiver by Parent or Merger Sub, of the other conditions and requirements set forth in Exhibit A (together with the Minimum Condition, the “Offer Conditions”). Subject to the prior satisfaction of the Minimum Condition and the satisfaction, or waiver by Parent or Merger Sub, of the other Offer Conditions, Merger Sub shall (and Parent shall cause Merger Sub to) consummate the Offer in accordance with its terms and accept for payment and pay for all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time; provided that if, at or prior to any Expiration Time, Parent delivers a notice to the Company representing that the full amount of the Debt Financing has not been funded and would not be available to be funded at the consummation of the Offer if such Expiration Time were not extended, then Purchaser may (on one occasion only) extend the Offer and such Expiration Time for up to ten (10) Business Days in its sole discretion. The Offer Price payable in respect of each share of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Agreement.

(c)          The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that describes the terms and conditions of the Offer as set forth in this Agreement, including the Offer Conditions. Parent and Merger Sub expressly reserve the right (in their sole discretion) to waive, in whole or in part, any Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise provided by this Agreement or as previously approved in writing by the Company, Merger Sub shall not (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Condition, (iv) add to the conditions set forth in Exhibit A or modify or change any Offer Condition in a manner adverse in any material respect to any shareholders of the Company, (v) except as otherwise provided in this Section 1.01, extend or otherwise change the expiration date of the Offer, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any shareholders of the Company.

(d)          The Offer shall expire at midnight (Minneapolis time) on the date that is twenty (20) Business Days following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer, determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act (the “Initial Expiration Time”), or, in the event the Initial Expiration Time has been extended pursuant to this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later date and time to which the Initial Expiration Time has been extended pursuant to this Agreement, is referred to as the “Expiration Time”).

(e)          Notwithstanding anything in this Agreement to the contrary, and without limiting Parent’s or Merger Sub’s obligations under this Section 1.01(e), Merger Sub (i) may, in its sole discretion, without consent of the Company, extend the Offer on one or more occasions for any period, if on any then-scheduled Expiration Time any of the Offer Conditions shall not be satisfied or, in Merger Sub’s sole discretion, waived, until such time as such condition or conditions are satisfied or waived and (ii) shall extend the Offer for any period required by applicable Law, any interpretation or position of the Securities and Exchange Commission (the “SEC”), the staff thereof or the NASDAQ Capital Market (“NASDAQ”) applicable to the Offer, and until any waiting period (and any extension thereof) applicable to the consummation of the Offer under any applicable antitrust, competition or similar Law shall have expired or been terminated; provided, however, that in no event shall Merger Sub be required to extend the Offer (A) beyond January 31, 2018 (the “Outside Date”) or (B) at any time that Parent or Merger Sub is permitted to terminate this Agreement pursuant to ARTICLE VIII.

(f)          On the terms and subject to the conditions of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for (subject to any withholding of tax pursuant to Section 3.05) all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Time (as it may be extended and re-extended in accordance with this Section 1.01). Acceptance for payment of shares of Company Common Stock pursuant to and subject to the Offer Conditions upon the Expiration Time is referred to in this Agreement as the “Offer Closing”, and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date”. Merger Sub expressly reserves the right to, in its sole discretion, following the Offer Closing, extend the Offer for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act, and the Offer Documents (as defined below) may, in Merger Sub’s sole discretion, provide for such a reservation of right. Nothing contained in this Section 1.01 shall affect any termination rights in ARTICLE VIII.

(g)          Merger Sub shall not terminate the Offer prior to any scheduled Expiration Time without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to ARTICLE VIII. If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated pursuant to ARTICLE VIII, prior to the acceptance for payment of the Company Common Stock tendered in the Offer, Merger Sub shall promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered Company Common Stock to the registered holders thereof.

(h)          As soon as practicable on the date of the commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, modifications, supplements and exhibits thereto, the “Schedule TO”). The Schedule TO shall include, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any amendments, modifications and supplements thereto, the “Offer Documents”). The Company agrees to promptly furnish to Parent and Merger Sub all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents. Parent and Merger Sub agree to take all steps necessary to cause the Offer Documents to be filed with the SEC and disseminated to the shareholders of the Company, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. Parent and Merger Sub further agree to take all steps necessary to cause the Offer Documents, as so corrected (if applicable), to be filed with the SEC and disseminated to the shareholders of the Company, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub shall promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and shall promptly provide the Company with copies of all correspondence between them and their representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Offer Documents (including any amendments, modifications or supplements thereto) with the SEC or dissemination thereof to the shareholders of the Company, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response (including, if applicable, participation in the formulation of any written response(s) to any comments of the SEC with respect to the Offer Documents), and Parent and Merger Sub shall give reasonable consideration to any such comments.

(i)           Parent and Merger Sub shall, on the same date that the Offer is commenced, file with the Commissioner of Commerce of the State of Minnesota and deliver to the Company a registration statement relating to the Offer required to be filed pursuant to Chapter 80B of Minnesota Statutes and will disseminate to the shareholders of the Company the information specified in Chapter 80B.03 of the Minnesota Statutes. Parent and Merger Sub shall promptly provide copies to the Company of any and all correspondence between them and the Minnesota Department of Commerce with respect to compliance with Chapter 80B, and shall promptly respond as soon as possible to address any such comments or actions required by the Minnesota Department of Commerce to consummate the transactions contemplated by this Agreement.

(j)           Subject to the prior satisfaction, or waiver by Parent or Merger Sub, of the Offer Conditions, Parent shall provide or cause to be provided to Merger Sub the funds necessary to pay for any shares of Company Common Stock that Merger Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer.

(k)           For purposes of this Agreement and the Offer, unless mutually agreed by Parent and the Company, any shares of Company Common Stock subject to notices of guaranteed delivery shall be deemed not to be validly tendered into the Offer (including for purposes of determining whether the Minimum Condition has been satisfied) unless and until the shares of Company Common Stock underlying such notices of guaranteed delivery are delivered to or on behalf of Merger Sub.

Section 1.02  Company Actions.

(a)          As soon as practicable following the date the Offer Documents are filed with the SEC, but in no event later than five Business Days after the filing of the Schedule TO (or such other date as mutually agreed upon by the parties), the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, modifications, supplements and exhibits thereto, the “Schedule 14D-9”) that shall, subject to the provisions of Section 6.04, contain the recommendation described in Section 4.03(d). The Company agrees to take all steps necessary to cause the Schedule 14D-9 to be prepared and filed with the SEC and disseminated to the shareholders of the Company, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D-9. The Company, on the one hand, and Parent and Merger Sub, on the other hand, agree to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. The Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected (if applicable), to be filed with the SEC and disseminated to the shareholders of the Company, in each case as and to the extent required by the Exchange Act. The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall promptly provide Parent and Merger Sub with copies of all correspondence between it and its representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Schedule 14D-9 (including any amendments, modifications or supplements thereto) with the SEC or dissemination thereof to the shareholders of the Company, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response (including, if applicable, participation in the formulation of any written response(s) to any comments of the SEC with respect to the Schedule 14D-9), and the Company shall give reasonable consideration to any such comments. The Company hereby consents to the inclusion in the Offer Documents of a copy of the Schedule 14D-9 and/or a description of the Company Board Recommendation contained in the Schedule 14D-9.

(b)          In connection with the Offer, the Company shall promptly (and no later than the date hereof) furnish or cause to be furnished to Parent and Merger Sub mailing labels, security position listings and any other available (or reasonably producible) listings or computer files containing the names and addresses of the record holders and beneficial owners of the shares of Company Common Stock as of the most recent practicable date, and shall promptly furnish Parent and Merger Sub with such information and assistance (including lists of record holders and beneficial owners of the shares of Company Common Stock, updated from time to time upon Parent’s, Merger Sub’s or either of their respective agent’s request, and the addresses, mailing labels and lists of security positions of such record holders or beneficial owners) as Parent, Merger Sub or its agent may reasonably request for the purpose of communicating the Offer to the record holders and beneficial owners of the shares of Company Common Stock.

Section 1.03  Directors.

(a)          Effective upon the Offer Closing and at all times thereafter, Parent shall be entitled to elect, appoint and/or designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this Section 1.03) and (ii) the percentage that the number of shares of Company Common Stock beneficially owned by Parent and/or Merger Sub (including shares accepted for payment pursuant to the Offer) bears to the total number of shares of Company Common Stock outstanding, and the Company shall cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors, seeking and accepting resignations of incumbent directors and filling newly created directorships or vacancies on the Company Board with Parent’s designees. At such time, the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Company Board and (B) as requested by Parent, each board of directors of each Subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board. After the Offer Closing, the Company shall also, upon Parent’s request, take all action necessary to elect to be treated as a “controlled company” as defined by NASDAQ Marketplace Rule 4350(c) and make all necessary filings and disclosures associated with such status.

(b)          The Company’s obligations to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions necessary to effect the appointment of Parent’s designees, including mailing to its shareholders information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section 1.01(b), which, unless Parent otherwise elects, shall be mailed together with the Schedule 14D-9. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1 and the Company’s obligations under Section 1.01(a) hereof shall be subject to the receipt of such information.

(c)          Following the election or appointment of Parent’s designees pursuant to Section 1.03(a) and until the Effective Time (as defined in Section 2.03 hereof), the approval of a majority of the directors of the Company then in office who were not designated by Parent (the “Independent Directors”) shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) (i) any termination of this Agreement by the Company, (ii) any amendment of this Agreement requiring action by the Company Board, (iii) any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub, and (iv) any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company.

(d)           For avoidance of doubt, the provisions of this Section 1.03 are in addition to and shall not limit any rights that any of Merger Sub, Parent or any of their respective Affiliates may have as a record holder or beneficial owner of shares of Company Common Stock as a matter of applicable Law.

Section 1.04  Top-Up Option.

(a)           The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 1.04, to purchase at a price per share equal to the Offer Price paid in the Offer up to that number of newly issued, fully paid and nonassessable shares of Company Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent and its Subsidiaries (including Merger Sub) at the time of exercise of the Top-Up Option, shall constitute one share more than ninety percent (90%) of the total number of shares of Company Common Stock outstanding immediately after the issuance of the Top-Up Shares, calculated on a fully diluted basis (which assumes the conversion or exercise of all Company Stock Options and other derivative securities and the vesting and/or exercise of all other Company Stock Awards, in each case, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof); provided, however, that (i) the Top-Up Option shall not be exercisable for a number of shares of Company Common Stock in excess of the shares of Company Common Stock authorized and unissued of the Company at the time of exercise of the Top-Up Option (giving effect to the shares of Company Common Stock issuable pursuant to all then-outstanding Company Stock Options, Company Stock Awards and/or other share options, restricted stock units and any other rights to acquire Company Common Stock as if such shares were outstanding); (ii) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares shall not be prohibited by any Law or Order and (iii) the Company has no obligation to issue shares under the Top-Up Option unless a majority of the shares of Company Common Stock then outstanding have been tendered and not withdrawn from the Offer. Upon Parent’s request, the Company shall use its best efforts to cause its transfer agent to certify in writing to Parent the number of shares of Company Common Stock outstanding as of immediately prior to the exercise of the Top-Up Option and after giving effect to the issuance of the Top-Up Shares. The parties shall cooperate to ensure that the issuance of the Top-Up Shares is accomplished consistent with applicable Law (other than any Law that requires shareholder approval for the issuance of the Top-Up Shares). The Top-Up Option shall be exercisable only once, in whole but not in part, at any time following the Offer Closing and prior to the earlier to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms.

(b)          In the event Merger Sub wishes to exercise the Top-Up Option, Merger Sub shall deliver to the Company: (x) at least three Business Days’ prior written notice of its intention to do so and (y) as promptly as such information is available thereafter, but in any event no later than the Offer Closing Date, an additional written notice specifying (i) the number of shares of the Company Common Stock owned by Parent and its Subsidiaries (including Merger Sub) at the time of such notice (giving effect to the Offer Closing) and (ii) a place and a time for the closing of such purchase, which shall occur on the Offer Closing Date simultaneously with the consummation of the Offer (unless otherwise mutually agreed in writing by the parties). The Company shall, as soon as possible following receipt of such notice (and in any event no later than the consummation of the Offer), deliver written notice to Merger Sub specifying, based on the information provided by Merger Sub in its notice, the number of Top-Up Shares to be purchased by Merger Sub. At the closing of the purchase of Top-Up Shares, the aggregate purchase price owed by Merger Sub to the Company for the Top-Up Shares shall be paid to the Company by issuing to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option (the “Promissory Note”). The Promissory Note (1) shall bear simple interest at a rate of five percent (5.0%) per annum, payable in arrears at maturity, (2) shall mature on the first anniversary of the date of execution of the Promissory Note, (3) shall be full recourse to Parent and Merger Sub, (4) may be prepaid, at any time, in whole or in part, without premium or penalty, and (5) shall have no other material terms. The Company shall cause to be issued to Merger Sub a certificate representing the Top-Up Shares or, if the Company does not then have certificated Shares, the applicable number of Book-Entry Shares. Such certificates or Book-Entry Shares may include any legends that are required by federal or state securities Laws.

(c)          Parent and Merger Sub acknowledge that no Top-Up Shares issued upon exercise of the Top-Up Option will be registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and that all such shares will be issued in reliance upon an applicable exemption from registration under the Securities Act. Each of Parent and Merger Sub hereby represents and warrants to the Company that Merger Sub is, and will be, upon the purchase of the Top-Up Shares, an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act. Merger Sub agrees that the Top-Up Option and the Top-Up Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

(d)          Any dilutive impact on the value of the shares of Company Common Stock as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of the fair value of any Dissenting Shares pursuant to Chapter 302A.471 of the MBCA.

ARTICLE II.
THE MERGER

Section 2.01   The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the MBCA, at the Effective Time Merger Sub will merge with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the MBCA as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”).

Section 2.02   Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Minneapolis time, on the date of, or as soon as practicable (but in no event later than the second Business Day) following, the Offer Closing (or the closing of the issuance of the Top-Up Shares pursuant to Section 1.04 if the Top-Up Option has been exercised), provided that all conditions to the Merger set forth in ARTICLE VII have been satisfied or, to the extent permitted hereunder, waived as of such time (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Lindquist & Vennum LLP, 2000 IDS Center, 80 South 8th Street, Minneapolis, Minnesota, unless another place is agreed to in writing by the parties hereto, and the actual date of the Closing is hereinafter referred to as the “Closing Date”.

Section 2.03   Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, Parent and Merger Sub will cause articles of merger (the “Articles of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Minnesota in accordance with the relevant provisions of the MBCA and shall make all other filings or recordings required under the MBCA. The Merger will become effective at such time as the Articles of Merger have been duly filed with the Secretary of State of the State of Minnesota or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Articles of Merger in accordance with the MBCA (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 2.04   Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the MBCA. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 2.05   Articles of Incorporation; By-laws. At the Effective Time, (a) the articles of incorporation of the Company shall be amended so as to read in its entirety as set forth in Exhibit B, and, as so amended, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof or as provided by applicable Law, and (b) the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (except that the name of the Surviving Corporation shall be amended to “MGC Diagnostics Corporation”) until thereafter amended in accordance with the terms thereof, the articles of incorporation of the Surviving Corporation or as provided by applicable Law.

Section 2.06   Directors and Officers. The directors and officers of Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation.

ARTICLE III.

EFFECT OF THE MERGER ON CAPITAL STOCK, COMPANY STOCK OPTIONS

AND COMPANY STOCK AWARDS

Section 3.01   Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub or the Company or the holder of any capital stock of Parent, Merger Sub or the Company:

(a)          Cancellation of Certain Company Common Stock. Each share of Company Common Stock that is owned by Parent, Merger Sub or the Company or any of their respective direct or indirect wholly-owned Subsidiaries will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b)          Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares to be cancelled and retired in accordance with Section 3.01(a), and (ii) Dissenting Shares) will be converted into the right to receive, in cash and without interest, an amount equal to the Offer Price (the “Merger Consideration”). At the Effective Time, all shares of Company Common Stock will no longer be outstanding and all shares of Company Common Stock will be cancelled and retired and will cease to exist, and, subject to Section 3.03, each holder of a certificate or Book Entry Shares formerly representing any such shares (each, a “Certificate”) will cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 3.02 hereof or, if applicable, such rights as are granted by Chapters 302A.471 and 302.473 of the MBCA with respect to Dissenting Shares, subject to the terms and conditions of Section 3.03.

(c)          Conversion of Merger Sub Capital Stock. Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 3.02     Surrender and Payment.

(a)          Prior to the Effective Time, Parent shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) to act as the agent for the purpose of exchanging the Merger Consideration for: (i) the Certificates, or (ii) book-entry shares that immediately prior to the Effective Time represented the shares of Company Common Stock (the “Book-Entry Shares”). On and after the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit, with the Exchange Agent, sufficient funds to pay the aggregate Merger Consideration that is payable in respect of all of the shares of Company Common Stock represented by the Certificates and the Book-Entry Shares (the “Payment Fund”) in amounts and at the times necessary for such payments. If for any reason (including losses) the Payment Fund is inadequate to pay the amounts to which holders of shares shall be entitled under Section 3.01(b), Parent shall take all steps necessary to enable or cause the Surviving Corporation promptly to deposit in trust additional cash with the Exchange Agent sufficient to make all payments required under this Agreement, and Parent and the Surviving Corporation shall in any event be liable for the payment thereof. The Payment Fund shall not be used for any other purpose. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares of Company Common Stock for the Merger Consideration. Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock at the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Exchange Agent) for use in such exchange.

(b)          Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration in respect of the Company Common Stock represented by a Certificate or Book-Entry Share upon (i) surrender to the Exchange Agent of a Certificate, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Shares. Until so surrendered or transferred, as the case may be, and subject to the terms set forth in Section 3.03, each such Certificate or Book-Entry Share, as applicable, shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration payable in respect thereof. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of any Certificate or Book-Entry Share. Upon payment of the Merger Consideration pursuant to the provisions of this ARTICLE III, each Certificate or Certificates so surrendered shall immediately be cancelled.

(c)          If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Book-Entry Share, as applicable, is registered, it shall be a condition to such payment that (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred, and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)          All Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Shares, and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this ARTICLE III.

(e)          Any portion of the Payment Fund that remains unclaimed by the holders of Shares six (6) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 3.02 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. If any Certificates or Book-Entry Shares are not delivered, surrendered or transferred, as applicable, in accordance with this Section 3.02 prior to the date on which any amounts payable under this ARTICLE III would otherwise escheat to or become the property of any Governmental Entity, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f)          Any portion of the Merger Consideration made available to the Exchange Agent in respect of any Dissenting Shares shall be returned to Parent, upon demand.

Section 3.03   Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 3.01, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that have properly exercised appraisal rights in accordance with Chapters 302A.471 and 302.473 of the MBCA (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the MBCA with respect to such shares) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to only such rights as are granted by Chapters 302A.471 and 302.473 of the MBCA; provided, however, that if, after the Effective Time, such holder fails to perfect, validly withdraws or otherwise loses such holder’s right to appraisal pursuant to Chapters 302A.471 and 302.473 of the MBCA or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Chapters 302A.471 and 302.473 of the MBCA, such shares of Company Common Stock shall immediately cease to be considered Dissenting Shares, but instead shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 3.01(b), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Book-Entry Share, as the case may be. The Company shall provide Parent prompt written notice of any demands, notices or instruments received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the MBCA that relates to such demand, and shall promptly confirm (from time to time at the request of Parent) the number of shares of Company Common Stock with respect to which such demands, notices or instruments have been delivered to the Company and not validly withdrawn (both on an absolute basis and as a percentage of the total number of outstanding shares of Company Common Stock). Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands, notices and instruments. Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to, or settle or offer to settle, any such demands, notices or instruments, or waive any failure to timely deliver a written demand for appraisal, or agree to do or commit to do any of the foregoing. If any demand for appraisal is made of Dissenting Shares and the Top-Up Option was exercised prior to the Effective Time, then for purposes of determining the appraised value of any Dissenting Shares, the value of the Promissory Note shall be treated as if they had not been paid to or received by the Company and the Top-Up Shares issued shall be treated as if they were not issued or outstanding. Any portion of the aggregate Merger Consideration deposited in the Payment Fund in respect of any Dissenting Shares shall be returned to Parent, upon demand.

Section 3.04   Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur (other than the issuance of additional shares of capital stock of the Company as permitted by this Agreement, such as pursuant to the Top-Up Option), including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or distribution paid in stock, the Offer Price and the Merger Consideration (as applicable) and any other amounts payable pursuant to this Agreement (or payable under the applicable provisions of the MBCA with respect to Dissenting Shares) shall be appropriately adjusted to reflect such change(s); provided, however, that nothing in this Section 3.04 shall be construed to permit the Company to take any action with respect to the outstanding shares of capital stock of the Company that is prohibited by the terms of this Agreement.

Section 3.05   Withholding Rights. Each of the Exchange Agent, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the Offer Price and the Merger Consideration, as the case may be, otherwise payable to any Person pursuant to this Agreement (or payable under the applicable provisions of the MBCA with respect to Dissenting

Shares) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations issued pursuant thereto (the “Code”), or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld by the Exchange Agent, Parent, Merger Sub or the Surviving Corporation, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, Parent, Merger Sub or the Surviving Corporation, as the case may be, made such deduction and withholding.

Section 3.06   Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond or the provision by such Person of an indemnity, in such reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate as contemplated under this ARTICLE III.

Section 3.07 Treatment of Stock Options and Other Stock-based Compensation.

(a)          The Company shall take all requisite action so that, at the Effective Time, except as otherwise mutually agreed in writing by Parent and any applicable holder thereof, each option or warrant to acquire shares of Company Common Stock (each, a “Company Stock Option”) that is outstanding, unexercised and unexpired immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of that Company Stock Option or any other Person, cancelled and converted into the right to receive from the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (x) the aggregate number of shares of Company Common Stock subject to such Company Stock Option, multiplied by (y) the excess, if any, of the Merger Consideration over the per share exercise price under such Company Stock Option, less any Taxes withheld in accordance with Section 3.05. Each Company Stock Option that has a per share exercise price that is equal to or greater than the Merger Consideration shall be automatically cancelled and terminated as of the Effective Time, and no holder of any such Company Stock Option shall be entitled to any payment with respect to such cancelled Company Stock Option that has a per share exercise price that is equal to or greater than the Merger Consideration. For the avoidance of doubt, neither Parent, Merger Sub nor the Surviving Corporation shall assume any Company Stock Option in connection with the Offer, the Merger or any other transactions contemplated by this Agreement.

(b)          The Company shall take all requisite action so that, at the Effective Time, except as otherwise mutually agreed in writing by Parent and any applicable holder thereof, each restricted stock unit award and other right, contingent or accrued, to acquire or receive shares of Company Common Stock or benefits measured by the value of such shares, and each award of any kind consisting of shares of Company Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under any Company Stock Plan (as defined below) including shares of Company Common Stock issued or issuable pursuant to the Company’s Employee Stock Purchase Plan (the “Company ESPP”), other than Company Stock Options (each, a “Company Stock Award”), that is outstanding and unexpired immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of that Company Stock Award or any other Person, cancelled and converted into the right to receive from Parent and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (x) the aggregate number of shares of Company Common Stock in respect of such Company Stock Award multiplied by (y) the Merger Consideration, less any Taxes withheld in accordance with Section 3.05. For the avoidance of doubt, neither Parent, Merger Sub nor the Surviving Corporation shall assume any Company Stock Award in connection with the Offer, the Merger or any other transactions contemplated by this Agreement.

(c)          As soon as reasonably practicable on or after the Effective Time (but no later than the earlier of (i) the second payroll date after the Closing Date or (ii) the fifteenth (15th) Business Day after the Closing Date), the Surviving Corporation shall pay the aggregate amounts payable pursuant to paragraphs (a) and (b) of this Section 3.07 through the Surviving Corporation’s payroll to the holders of Company Stock Options and Company Stock Awards that become entitled to receive any payment under such paragraphs (a) and (b). Notwithstanding the foregoing, if any payment owed to a holder of Company Stock Options or Company Stock Awards pursuant to this Section 3.07 cannot be made through the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation will issue a check for such payment to such holder, which check will be sent by courier to such holder no later than the earlier of (x) the second payroll date after the Closing Date or (y) the fifteenth (15th) Business Day after the Closing Date

(d)          At or prior to the Effective Time, the Company, the Company Board and the Human Capital Committee of the Company Board, as applicable, shall adopt any resolutions and take any actions (including delivering applicable notices and obtaining any applicable employee consents) that may be necessary to effectuate the provisions of paragraphs (a), (b) and (c) of this Section 3.07. The Company, the Company Board and the Human Capital Committee of the Company Board shall each use their reasonable best efforts to ensure that the Company Stock Plan is terminated as of the Effective Time and that following the Effective Time no participant in any Company Stock Plan or other Company Employee Plan will have any right thereunder to acquire any Company Stock Options, Company Stock Awards or any other right to acquire any equity or equity-like securities of the Company, the Surviving Corporation or any of their respective Securities.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The following representations and warranties of the Company to Parent and Merger Sub are qualified by the corresponding sections and/or sub-sections of the “Company Disclosure Letter,” which sets forth certain information and disclosures about the Company, its Subsidiaries and its business, and any information or disclosure set forth in any other section or subsection of the Company Disclosure Letter to the extent it is reasonably apparent from the wording of such information or disclosure that it is applicable to another section or sub-section of this ARTICLE IV. The inclusion of any item in the Company Disclosure Letter shall not be deemed an admission that such item is a material fact, event or circumstance or that such item has or had or would or could reasonably be expected to have individually or in the aggregate a “Company Material Adverse Effect” as defined below. Subject to the foregoing qualifications, the Company hereby represents and warrants to Parent and Merger Sub, as of the date of this Agreement and as of the Offer Closing Date (other than with respect to those representations and warranties that by their terms speak as of some other specified date(s), which representations and warranties are made only as of such date(s)), as follows:

Section 4.01   Organization; Standing and Power; Charter Documents; Subsidiaries.

(a)          Organization; Standing and Power. The Company and each of its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company or other organizational, as applicable, power and authority to own, lease and operate its assets and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity, as applicable, and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Charter Documents. The Company has delivered or made available to Parent a true and correct copy of the articles of incorporation (including any certificate of designations), by-laws or like organizational documents, each as amended to date (collectively, the “Charter Documents”), of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its Charter Documents.

(c)          Subsidiaries. Section 4.01(c)(i) of the Company Disclosure Letter lists each of the Subsidiaries of the Company as of the date hereof and its place of organization. Section 4.01(c)(ii) of the Company Disclosure Letter sets forth, for each Subsidiary that is not, directly or indirectly, wholly-owned by the Company, (A) the number and type of any capital stock of, or other equity or voting interests in, such Subsidiary that is outstanding as of the date hereof and (B) the number and type of shares of capital stock of, or other equity or voting interests in, such Subsidiary that, as of the date hereof, are owned, directly or indirectly, by the Company. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company that is owned directly or indirectly by the Company have been validly issued, were issued free of pre-emptive rights and are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens (x) imposed by applicable securities Laws or (y) arising pursuant to the Charter Documents of any non-wholly-owned Subsidiary of the Company, in each case as set forth on Section 4.01(c)(iii) of the Company Disclosure Letter. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

Section 4.02   Capital Structure.

(a)          Capital Stock. The authorized capital stock of the Company consists of: (i) twenty-five million (25,000,000) shares of Company Common Stock and (ii) five million (5,000,000) shares of undesignated stock of the Company (the “Company Blank-Check Stock”). As of the date of this Agreement, (A) 4,413,190 shares of Company Common Stock were issued and outstanding, and (B) zero (0) shares of Company Blank-Check Stock were issued and outstanding. Since the date of the Company Balance Sheet (as defined below), no additional shares of Company Common Stock or shares of Company Blank-Check Stock have been issued other than the issuance of shares of Company Common Stock upon the exercise or settlement of Company Equity Awards. All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and non-assessable and not subject to any pre-emptive rights. No Subsidiary of the Company owns any shares of Company Common Stock.

(b)          Stock Awards.

(i)           As of the date of this Agreement, including 3,934 shares of Company Common Stock subject to issuance under the ESPP, up to an aggregate of 347,613 shares of Company Common Stock were subject to issuance pursuant to Company Stock Options or Company Stock Awards granted under the 2007 Stock Incentive Plan and the Company ESPP (the plans referred to immediately above and the award or other applicable agreements entered into thereunder, in each case as amended, are collectively referred to herein as the “Company Stock Plans”), and since the date of the Company Balance Sheet (as defined below), no Company Equity Awards have been granted and no additional shares of Company Common Stock have become subject to issuance under the Company Stock Plans except as described on Section 4.02(b)(i) of the Company Disclosure Letter. Section 4.02(b)(i) of the Company Disclosure Letter sets forth as of date of this Agreement, a list of each outstanding Company Equity Award granted under the

Company Stock Plans and (A) the name of the holder of such Company Equity Award, (B) the number of shares of Company Common Stock subject to such outstanding Company Equity Award, (C) the exercise price, purchase price or similar pricing of such Company Equity Award, (D) the date on which such Company Equity Award was granted or issued, (E) the applicable vesting schedule, and the extent to which such Company Equity Award is vested and exercisable as of the date hereof, and (F) with respect to Company Stock Options, the date on which such Company Stock Option expires. All shares of Company Common Stock subject to issuance under the Company Stock Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Parent each form of agreement governing outstanding Company Equity Awards.

(ii)           Except for the Company Stock Plans and as set forth in Section 4.02(b)(ii) of the Company Disclosure Letter, there are no Contracts to which the Company is a party obligating the Company to accelerate the vesting of any Company Equity Award as a result of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events). Other than the Company Equity Awards there are no outstanding (A) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt or shares of capital stock of the Company, (B) options, warrants or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) the Company or (C) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of the Company, in each case that have been issued by the Company or its Subsidiaries (the items in clauses (A), (B) and (C), together with the capital stock of the Company, being referred to collectively as “Company Securities”), or other obligations by the Company or its Subsidiaries to make any payments based on the price or value of Company Securities or dividends paid thereon. All outstanding shares of Company Common Stock, all outstanding Company Equity Awards, and all outstanding shares of capital stock, voting securities or other ownership interests in any Subsidiary of the Company, have been issued or granted, as applicable, in compliance in all material respects with all applicable Laws.

(iii)           There are no outstanding Contracts requiring the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or Company Subsidiary Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement, registration rights agreement, subscription agreement or other similar agreement with respect to any Company Securities or Company Subsidiary Securities.

(c)          Voting Debt. No bonds, debentures, notes or other indebtedness issued by the Company or any of its Subsidiaries (i) having the right to vote on any matters on which shareholders or equityholders of the Company or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of the Company or any of its Subsidiaries, are issued or outstanding (collectively, “Voting Debt”).

(d)          Company Subsidiary Securities. Except as set forth on Section 4.02(d) of the Company Disclosure Letter, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt, capital stock, voting securities or other ownership interests in any Subsidiary of the Company, (ii) options, warrants or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt, capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in) any Subsidiary of the Company, or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of the Company, in each case that have been issued by a Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock, voting securities or other ownership interests of such Subsidiaries, being referred to collectively as “Company Subsidiary Securities”), or other obligations by the Company or its Subsidiaries to make any payments based on the price or value of the Company Subsidiary Securities or dividends paid thereon. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any Subsidiary of the Company or any other Person, other than (x) guarantees by the Company of any indebtedness or other obligations of any Subsidiary of the Company, (y) loans between the Company (or any Subsidiary of the Company) and a Subsidiary of the Company, and (z) equity investments by the Company (or a Subsidiary of the Company) in a Subsidiary of the Company.

Section 4.03   Authority; Non-contravention; Governmental Consents.

(a)           Authority. The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, adoption of this Agreement by the affirmative vote or consent of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Company Vote”) if required by applicable Law, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Offer, the Merger and the other transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Offer, the Merger and the other transactions contemplated hereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite Company Vote if required by applicable Law. If approval of the holders of Company Common Stock is required by applicable Law, the Requisite Company Vote is the only vote or consent of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b)          Non-contravention. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, including the Offer and the Merger, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Company or any of its Subsidiaries; (ii) subject to compliance with the requirements set forth in of Section 1.01 and, in the case of the consummation of the Merger, obtaining the Requisite Company Vote if required by applicable Laws, conflict with or violate any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets in any material respect; (iii) except as set forth on Section 4.03(b)(iii) of the Company Disclosure Letter, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation, or require any Consent under, any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of the Company or any of its Subsidiaries, excepted in the case of such clauses (iii) and (iv), for any conflicts, violations, breaches, defaults, alterations, terminations, amendments, accelerations, cancellations or Liens, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          Governmental Consents. Except for consents, approvals, orders or authorizations of, or registrations, declarations or filings with, or notices to a Governmental Entity pursuant to or in connection with a customer Contract with a Governmental Entity, no consent, approval, order or authorization of, or registration, declaration or filing with, or notice to (any of the foregoing being a “Consent”), any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Offer, the Merger and other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Minnesota; (ii) the filing with the SEC in accordance with the Exchange Act of (A) the Schedule 14D-9, (B) if required by applicable Laws, the letter to the shareholders of the Company, notice of meeting, proxy statement and forms of proxy (collectively, the “Company Proxy Statement”), and (C) such filings under the Exchange Act as may be required in connection with this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement; (iii) such Consents as may be required under any Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition (“Antitrust Laws”), in any case that are applicable to the transactions contemplated by this Agreement; (iv) such Consents as may be required from the Minnesota Department of Commerce under Chapter 80B of the Minnesota Statutes, and any other applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of the NASDAQ other than the Company’s actions and agreements related to the Top-Up Option; (v) the other Consents of Governmental Entities listed in Section 4.03(c) of the Company Disclosure Letter; and (vi) such other Consents of a type not described in clauses (i) through (v) above that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)          Board Approval. The Company Board, including a special committee of disinterested directors of the Company Board under Chapter 302A.673, by resolutions duly adopted by unanimous vote at a meeting of all directors, and the special committee as applicable, of the Company duly called and held (the “Company Board Meeting”) and, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company’s shareholders, (ii) approved and declared advisable the “agreement of merger” contained in this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, in accordance with the MBCA, (iii) if required by applicable Laws, directed that the “agreement of merger” contained in this Agreement be submitted to Company’s shareholders for adoption, and (iv) resolved to recommend that Company shareholders accept the Offer, tender their shares of Company Common Stock pursuant to the Offer and, if required by applicable Laws, adopt the “agreement of merger” set forth in this Agreement and approve the Merger (collectively, the “Company Board Recommendation”).

(e)          Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including Chapters 302A.671 and 302A.673 of the MBCA and Chapter 80B of the Minnesota Statutes assuming filing by Parent and Merger Sub of a registration statement pursuant to such statute) enacted under any federal, state, local or foreign Laws is applicable to this Agreement, the Offer, the Top-Up Option, the Merger or any of the other transactions contemplated hereby other than required filings by Parent or Merger Sub. The Company Board, or a special committee of the Board, has taken all actions so that the restrictions contained in Chapter 302A.673 of the MBCA applicable to a “business combination” (as defined in such the MBCA) will not apply to the execution, delivery or performance of this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated hereby.

Section 4.04   SEC Filings; Financial Statements; Internal Controls; Sarbanes-Oxley Act Compliance.

(a)          SEC Filings. The Company has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since November 1, 2012 (the “Company SEC Documents”). The Company has made available to Parent all such Company SEC Documents that it has so filed or furnished prior to the date hereof. As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, and the Exchange Act, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents. None of the Company SEC Documents, including any financial statements, schedules or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC.

(b)          Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC.

(c)          Internal Controls. The Company and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the Company Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a Company Material Adverse Effect on the Company’s financial statements.

(d)          Disclosure Controls and Procedures. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any “significant deficiency” or “material weakness” (each as defined in Rule 12b-2 of the Exchange Act) in the system of internal control over financial reporting used by the Company and its Subsidiaries that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting used by the Company and its Subsidiaries.

(e)          Undisclosed Liabilities. Except as set forth in Section 4.04(e) of the Company Disclosure Letter, the unaudited balance sheet of the Company dated as of July 31, 2017 contained in the Company SEC Documents filed prior to the date hereof is hereinafter referred to as the “Company Balance Sheet”. Neither the Company nor any of its Subsidiaries has any Liabilities other than Liabilities that (i) are reflected or recorded on the Company Balance Sheet (including in the notes thereto), (ii) were incurred since the date of the Company Balance Sheet in the ordinary course of business, (iii)    are incurred in connection with the transactions contemplated by this Agreement, or (iv)   would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)          Off-balance Sheet Arrangements. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(g)          Sarbanes-Oxley Compliance. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”) with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries. The Company is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the NASDAQ, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h)          No “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) filed as an exhibit to the Company SEC Documents has been amended or modified in any material respect, except for amendments or modification that have been filed as an exhibit to a subsequently dated Company SEC Document.

(i)          To the Knowledge of the Company, there are no outstanding unresolved comments with respect to the Company or the Company SEC Documents noted in comment letters or other correspondence received by the Company or its attorneys from the SEC, and, to the Knowledge of the Company, there are no pending (i) formal or informal investigations of the Company by the SEC or (ii) inspections of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board.

(j)           The Company had adopted a “code of ethics” (as such term is defined by Item 406(b) of Regulation S-K of the Securities Act, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or Persons performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such Persons, as required by Section 406(b) of the Sarbanes-Oxley Act. To the Knowledge of the Company, there have been no violations of provisions of the Company’s code of ethics by any such persons.

Section 4.05 Absence of Certain Changes or Events. Since the date of the Company Balance Sheet, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby or as otherwise disclosed on Section 4.05 of the Company Disclosure Letter, (a) the business of the Company and each of its Subsidiaries has been conducted in the ordinary course of business consistent with past practice, (b) there has not been or occurred any Company Material Adverse Effect or any event, condition, change or effect that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) there has not been any action taken by the Company or any of its Subsidiaries that, if taken after the date hereof and prior to the Effective Time, without the prior written consent of Parent, would constitute a breach of Section 6.01.

Section 4.06 Taxes.

(a)          Tax Returns and Payment of Taxes. The Company and each of its Subsidiaries has duly and timely filed or caused to be filed (taking into account any valid extensions) all Tax Returns required to be filed by any of them. Such Tax Returns (taking into account all amendments thereto) are true, complete and correct. Neither Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice. All Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, the Company has made an adequate provision for such Taxes in the Company’s financial statements (in accordance with GAAP). The Company’s most recent financial statements reflect an adequate reserve (in accordance with GAAP) for all material Taxes payable by the Company and its Subsidiaries through the date of such financial statements. Neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes since the date of the Company’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(b)          Availability of Tax Returns. The Company has made available to Parent complete and accurate copies of all federal, state, local and foreign income, franchise and other material Tax Returns filed by or on behalf of the Company or its Subsidiaries for any Tax period ending after January 1, 2012.

(c)          Withholding. The Company and each of its Subsidiaries has withheld and paid each Tax required to have been withheld and paid under applicable Law. The Company and each of its Subsidiaries has complied with all information reporting and backup withholding provisions of applicable Law.

(d)          Liens. There are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which an adequate reserve in accordance with GAAP has been made in the Company’s financial statements.

(e)          Tax Deficiencies and Audits. Except as set forth on Section 4.06(e) of the Company Disclosure Letter, no deficiency for any amount of Taxes that has been proposed, asserted or assessed in writing by any taxing authority against the Company or any of its Subsidiaries remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of the Company or any of its Subsidiaries. There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any Taxes of the Company or any of its Subsidiaries.

(f)          Tax Jurisdictions. Except as set forth on Section 4.06(f) of the Company Disclosure Letter, no claim has ever been made in writing, nor is any claim expected to be made, by any taxing authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

(g)          Tax Rulings. Neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.

(h)          Consolidated Groups, Transferee Liability and Tax Agreements. The Company and its Subsidiaries file consolidated Tax Returns for federal Tax Returns and for some state Tax Returns. Apart from this, neither the Company nor any of its Subsidiaries (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis, (ii) has any material liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state or foreign Law), as a transferee or successor, by Contract, or otherwise, or (iii) is a party to, bound by or has any material liability under any Tax sharing, allocation or indemnification agreement or arrangement (other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes).

(i)          Change in Accounting Method. Neither the Company nor any of its Subsidiaries has agreed to make, nor is it required to make, any adjustment under Section 481(a) of the Code or any comparable provision of state, local or foreign Tax Laws by reason of a change in accounting method or otherwise.

(j)           Post-Closing Tax Items. The Company and its Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) change in method of accounting for a taxable period ending on or prior to the Closing Date, or (v) any election made pursuant to Section 108(i) of the Code.

(k)           Ownership Changes. Since 2006, without regard to this Agreement, neither the Company nor any of its Subsidiaries has undergone an “ownership change” within the meaning of Section 382 of the Code.

(l)           US Real Property Holding Corporation. Neither Company nor any of its Subsidiaries has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(a) of the Code.

(m)           Section 355. Neither Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(n)           Reportable Transactions. Neither Company nor any of its Subsidiaries has been a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(o)           Power of Attorney. Neither the Company nor any of its Subsidiaries has granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

Section 4.07   Intellectual Property.

(a)          Certain Company-Owned IP. Section 4.07(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of all: (i) Company-Owned IP that is the subject of any issuance, registration, certificate, application or other filing by, to or with any Governmental Authority or authorized private registrar, including registered Trademarks, registered Copyrights, issued Patents, domain name registrations and pending applications for any of the foregoing; (ii) material unregistered Company-Owned IP; and (iii) all Intellectual Property used or held for use in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted and contemplated (“Company IP”). Section 4.07(a) of the Company Disclosure Letter sets forth for each item (w) the owner, (x) the registration or application number (as applicable), (y) the registration or application date (as applicable) and (z) the applicable filing jurisdiction.

(b)          Right to Use; Title. Except as set forth in Section 4.07(b) of the Company Disclosure Letter, the Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to has the valid right to use all Company IP, free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          Validity and Enforceability. The Company and its Subsidiaries’ rights in the Company-Owned IP are valid, subsisting and enforceable in all material respects. The Company and each of its Subsidiaries has taken reasonable steps to maintain the Company IP and to protect and preserve the confidentiality of all Trade Secrets included in the Company IP. Except as set forth on Section 4.07(c) of the Company Disclosure

Letter, all current or former employees, consultants and contractors of, and any third parties contracted by, or on behalf of, the Company or any of its Subsidiaries that have created any Company-Owned IP have executed an agreement with the Company or its applicable Subsidiary assigning all rights and interests in any Intellectual Property developed by said employee, consultant or contractor while working within his or her employment at the time of such development, to the Company or its applicable Subsidiary (“IP Assignments”), and, to the Knowledge of the Company, no party to any such IP Assignment is in breach thereof.

(d)          Company IP Agreements. Section 4.07(d) of the Company Disclosure Letter contains a complete and accurate list of all Company IP Agreements other than licenses for shrinkwrap, clickwrap or other similar commercially available off-the-shelf Software that has not been modified or customized by a third party for the Company or any of its Subsidiaries. The consummation of the transactions contemplated hereunder will not result in the loss or impairment of any rights of the Company or any of its Subsidiaries under any of the Company IP Agreements, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)          Non-Infringement. Except as would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the conduct of the businesses of the Company or any of its Subsidiaries has not infringed, misappropriated or otherwise violated, any Intellectual Property of any other Person; and (ii) to the Knowledge of the Company, no third party is infringing upon, violating or misappropriating any Company IP.

(f)          IP Legal Actions and Orders. Except as disclosed on Section 4.07(f) of the Company Disclosure Letter, there are no Legal Actions pending or, to the Knowledge of the Company, threatened: (i) alleging any infringement, misappropriation or violation of the Intellectual Property of any Person by the Company or any of its Subsidiaries; or (ii) challenging the validity, enforceability or ownership of any Company-Owned IP or the Company or any of its Subsidiaries’ rights with respect to any Company IP, in each case except for such Legal Actions that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are not subject to any pending or outstanding Order that restricts or impairs the use, transfer, registration or licensing of any Company IP or otherwise impairs the validity, scope or enforceability of any Company IP, except where compliance with such Order would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g)          Software. There are no defects in any software included in any product or service of the Company or any of its Subsidiaries that would prevent the same from performing materially in accordance with its user specifications and there are no viruses, worms, Trojan horses or similar disabling codes or programs in any of the software included in any product or service of the Company or its Subsidiaries.

(h)           Company IT Systems.

(i)          The Company IT Systems are sufficient for the immediate needs of the Company and its Subsidiaries as currently conducted in the ordinary course of business. The Company and its Subsidiaries own or have valid and enforceable rights to use the Company IT Systems.

(ii)          The Company and its Subsidiaries have taken steps reasonably necessary to maintain and protect the security, confidentiality, integrity and continuity of the Company IT Systems (including the data and information stored or contained therein or transmitted thereby), and to guard against any interruption, or unauthorized use, access, or modification of any of the Company IT Systems (including such data or information). Except as listed on Section 4.07(h)(ii) to the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has had: (i) any incidents involving any successful breaches of security relating to any Company IT System (including any data or information stored or contained in, or transmitted by, any Company IT System), or (ii) any incidents involving any successful breaches of security relating to any personal data in the possession, custody, or control of the Company or its Subsidiaries or any confidential information of the Company or its Subsidiaries, in each case, except for any such instances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.08    Compliance; Permits.

(a)          Compliance. The Company and each of its Subsidiaries is and, during all applicable statute of limitations periods has been, in compliance with, all Laws or Orders applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound, except for any such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2016, no Governmental Entity has issued any notice or notification stating that the Company or any of its Subsidiaries is not in compliance with any Law, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Permits. The Company and its Subsidiaries hold (and have held during all applicable statute of limitations periods), to the extent legally required to operate their respective businesses as such businesses are being operated as of the date hereof (or such earlier applicable date(s) during any applicable statute of limitations period), all permits, licenses, clearances, authorizations and approvals from Governmental Entities (collectively, “Permits”), except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any Permits of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, except for any such suspension or cancellation that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is and, during all applicable statute of limitations periods, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.09   Litigation. As of the date hereof except as set forth in Section 4.09 of the Company Disclosure Letter, there is no claim, action, suit, arbitration, proceeding or, to the Knowledge of the Company, governmental investigation (each, a “Legal Action”), pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of the Company, any executive officer or director of the Company or any of its Subsidiaries in their capacities as such, in each case by or before any Governmental Entity, other than any such Legal Action that (a) does not involve an amount in controversy in excess of $50,000, and (b) does not seek material injunctive or other material non-monetary relief. None of the Company or any of its Subsidiaries is subject to any order, writ, assessment, decision, injunction, decree, ruling or judgment of a Governmental Entity (“Order”), whether temporary, preliminary or permanent, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Merger. As of the date hereof, to the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any executive officer of the Company.

Section 4.10 Brokers’ and Finders’ Fees. Except for fees payable by the Company to Craig Hallum Capital Group (the “Company Financial Advisor”) pursuant to an engagement letter listed in Section 4.10 of the Company Disclosure Letter, a correct and complete copy of which has been provided to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

Section 4.11 Related Party Transactions. Except for directors providing services to the Company as part of duties specifically designated by the Board (as described in more detail on Section 4.11 of the Company Disclosure Letter), no executive officer or director of the Company or any of its Subsidiaries or any person owning five percent (5%) or more of the shares of Company Common Stock (or any of such person’s “immediate family” (as defined in Rule 16a-1 of the Exchange Act) or Affiliates or associates) is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective assets, rights or properties or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last twelve (12) months, except for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course of business consistent with past practice.

Section 4.12 Employee Matters.

(a)           Schedule. Section 4.12(a) of the Company Disclosure Letter contains an accurate and complete list, as of the date hereof, of each material plan, program, policy,

agreement, collective bargaining agreement (if any) or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, including each, employment, severance, retention, change in control or plan, program arrangement or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, independent contractor, consultant, or director of the Company or any of its Subsidiaries (each, a “Company Employee”), or with respect to which the Company or any of its Subsidiaries has or may have any material Liability (collectively, the “Company Employee Plans”).

(b)          Documents. The Company has made available to Parent correct and complete copies (or, if a plan is not written, a written description) of all Company Employee Plans and amendments thereto in each case that are in effect as of the date hereof, and, to the extent applicable, (i) all related trust agreements, funding arrangements and insurance contracts now in effect, (ii) the most recent determination letter received or opinion letter issued to a prototype sponsor regarding the tax-qualified status of each Company Employee Plan, (iii) the most recent financial statements for each Company Employee Plan, (iv) the Form 5500 Annual Returns/Reports for the most recent plan year for each Company Employee Plan, (v) the current summary plan description for each Company Employee Plan, and (vi) all actuarial valuation reports related to any Company Employee Plans.

(c)          Employee Plan Compliance. (i) Each Company Employee Plan (other than any multi-employer plans within the meaning of Section 3(37) of ERISA (each a “Multi-employer Plan”)) has been established, administered, and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws, including but not limited to ERISA and the Code, and each Multi-employer Plan has been established and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws; (ii) all the Company Employee Plans that are intended to be qualified under Section 401(a) of the Code are so qualified and have received timely determination letters from the IRS or opinion letter issued to a prototype sponsor and, as of the date hereof, no such determination or opinion letter has been revoked nor, to the Knowledge of the Company, has any such revocation been threatened, and to the Knowledge of the Company, as of the date hereof, no circumstance exists that is likely to result in the loss of such qualified status under Section 401(a) of the Code; (iii) the Company and its Subsidiaries, where applicable, have timely made all material contributions and other material payments required by and due under the terms of each Company Employee Plan and applicable Law, and all benefits accrued under any unfunded Company Employee Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with GAAP; (iv) except to the extent limited by applicable Law, each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent, the Company or any of its Subsidiaries (other than ordinary administration expenses and in respect of accrued benefits thereunder); (v) as of the date hereof, there are no material audits, inquiries or Legal Actions pending or, to the Knowledge of the Company, threatened by the IRS or the U.S. Department of Labor, or any similar Governmental Entity with respect to any Company Employee Plan; (vi) as of the date hereof, there are no material Legal Actions pending, or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan (in each case, other than routine claims for benefits); and (vii) neither the Company nor any of its Subsidiaries has engaged in a transaction that could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(d)          Neither the Company nor any Company ERISA Affiliate has incurred or reasonably expects to incur, either directly or indirectly, any material liability under Title I or Title IV of ERISA, or related provisions of the Code or similar foreign Laws or regulations relating to Company Employee Plans.

(e)          Certain Company Employee Plans. With respect to each Company Employee Plan:

(i)          no such plan is a “multi-employer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code and neither the Company nor any of its ERISA Affiliates has within the last six years or, to the Knowledge of the Company, at any earlier time contributed to or had any liability or obligation in respect of any such Multi-employer Plan or multiple employer plan;

(ii)          no Legal Action has been initiated by the Pension Benefit Guaranty Corporation to terminate any such plan or to appoint a trustee for any such plan; and

(iii)          no “reportable event,” as defined in Section 4043 of ERISA, has occurred with respect to any such plan.

(f)          No Post-Employment Obligations. Except as provided for on Section 4.12(f) of the Company Disclosure Letter, no Company Employee Plan provides post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA or other applicable Law, and neither the Company nor any Company ERISA Affiliate has any Liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any Company Employee (either individually or to Company Employees as a group) or any other person that such Company Employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by COBRA or other applicable Law.

(g)          No Company Employee Plan has within the three (3) years prior to the date hereof, been the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.

(h)          Section 409A Compliance. Each Company Employee Plan that is subject to Section 409A of the Code has been operated in compliance in all material respects with such section and all applicable regulatory guidance (including proposed regulations, notices, rulings, and final regulations).

(i)          Health Care Compliance. Each of the Company and its Subsidiaries complies in all material respects with the applicable requirements of COBRA or any similar state statute with respect to each Company Employee Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code or such state statute.

(j)           Effect of Transaction. Neither the execution of this Agreement, the consummation of the Offer, the Merger, nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events agreed to by the Company or its Subsidiaries at or prior to the Closing): (i) entitle any current or former director, employee, contractor or consultant of the Company to severance pay or any other payment; (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation due to any such individual, (iii) limit or restrict the right of the Company to merge, amend or terminate any Company Employee Plan, (iv) increase the amount payable pursuant to any Company Employee Plan, or (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(k)           Employment Law Matters. The Company and each of its Subsidiaries: (i) is in compliance with all applicable Laws and agreements respecting hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee health and safety, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll taxes, and immigration with respect to Company Employees and contingent workers; and (ii) is in compliance with all applicable Laws relating to the relations between it and any labor organization, trade union, work council or other body representing Company Employees, except, in the case of clauses (i) and (ii) immediately above, where the failure to be in compliance with the foregoing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(l)           Labor. Neither Company nor any of its Subsidiaries is party to, or subject to, any collective bargaining agreement or other agreement with any labor organization, work council or trade union with respect to any of its or their operations. No material work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries with respect to employees who are employed within the United States is pending, threatened or has occurred in the last two (2) years, and, to the Knowledge of the Company, no material work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries with respect to employees who are employed outside the United

States is pending, threatened or has occurred in the last two (2) years. As of the date hereof, none of the Company Employees are represented by a labor organization, work council or trade union and, to the Knowledge of the Company, there is no organizing activity, Legal Action, election petition, union card signing or other union activity or union corporate campaigns of or by any labor organization, trade union or work council directed at the Company or any of its Subsidiaries, or any Company Employees. As of the date hereof, there are no Legal Actions, government investigations, or labor grievances pending, or, to the Knowledge of the Company, threatened relating to any employment related matter involving any Company Employee or applicant, including, but not limited to, charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of Law, except for any of the foregoing that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13 Real Property and Personal Property Matters.

(a)          Owned Real Estate. Neither the Company nor any of its Subsidiaries owns any Owned Real Estate in the United States. As to property owned outside of the United States, the Company or one or more of its Subsidiaries has good and marketable title to the Owned Real Estate to the greatest extent permitted, and to the extent such concepts are recognized, by such country’s designation of property rights, free and clear of any Liens other than Permitted Liens. Section 4.13(a) of the Company Disclosure Letter contains a true and complete list (including legal descriptions), as of the date hereof, of the Owned Real Estate. As of the date hereof, (i) there are no outstanding options or rights of first refusal to purchase the Owned Real Estate, or any portion of the Owned Real Estate or interest therein, and no third party has any right to occupy or use any portion of the Owned Real Estate (exclusive of customary utilities and government easements and right-of-ways) and (ii) neither the Company nor any of its Subsidiaries has received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any of the Owned Real Estate.

(b)          Leased Real Estate. Except as would not reasonably be expected to result in, individually or in the aggregate, any material liability or disruption in operations, the Company and each of its Subsidiaries has a valid and subsisting leasehold estate in each parcel of real property demised under a Lease for the full term of the respective Lease free and clear of any Liens other than Permitted Liens. Section 4.13(b) of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of the Leased Real Estate including with respect to each such Lease the date of such Lease and any material amendments thereto. Except as would not reasonably be expected to result in, individually or in the aggregate, any material liability or disruption in operations, (x) all Leases are valid and in full force and effect except to the extent they have previously expired or terminated in accordance with their terms, and (y) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, no third party, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Lease.

Neither the Company nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated or otherwise transferred any Lease nor has the Company or any of its Subsidiaries entered into with any other Person (other than another wholly-owned Subsidiary of the Company) any sublease, license or other agreement that is material to the Company and its Subsidiaries, taken as a whole, and that relates to the use or occupancy of all or any portion of the Leased Real Estate. The Company has delivered or otherwise made available to Parent true and complete copies of all Leases (including all material modifications, amendments, supplements, waivers and side letters thereto) pursuant to which the Company or any of its Subsidiaries thereof leases, subleases or licenses, as tenant, any Leased Real Estate.

(c)          Conduct of Business. The Real Estate constitutes all of the real estate properties necessary to operate the business of the Company and its Subsidiaries as currently conducted.

(d)          Personal Property. The Company and each of its Subsidiaries has good title to, or a valid and binding leasehold interest in, all the material personal property owned by it, free and clear of all Liens, other than Permitted Liens.

Section 4.14 Environmental Matters. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)          The Company and its Subsidiaries are, and have been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries as currently conducted.

(b)          Neither the Company nor any of its Subsidiaries has (i) released any Hazardous Substances at, to, on, under or emanating from any property owned, leased or used by the Company or any of its Subsidiaries in any manner that has or would reasonably be expected to give rise to any remedial obligation or corrective action requirement under applicable Environmental Laws, (ii) exposed any employee or any third party to any Hazardous Substances under circumstances reasonably expected to give rise to any Liability or obligation under any Environmental Law or (iii) assumed, undertaken or otherwise become subject to any Liability of another Person (by Contract or operation of Law) relating to any Environmental Law other than any indemnities in Contracts entered into in the ordinary course of business or leases for real property.

(c)          No Hazardous Substance has been disposed of, released or transported in violation of Environmental Law, or in a manner giving rise to any Liability under Environmental Law, from any properties while owned or operated by the Company or any of its Subsidiaries or as a result of any operations or activities of the Company or any of its Subsidiaries.

(d)           Neither the Company nor any of its Subsidiaries has received written notice of and there is no Legal Action pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any Order or written agreement by or with any Governmental Entity or third party imposing any Liability or obligation with respect to any of the foregoing.

Section 4.15 Material Contracts.

(a)           Material Contracts. For purposes of this Agreement, “Company Material Contract” shall mean the following to which the Company or any of its Subsidiaries is a party or any of the respective assets are bound (excluding any Leases):

(i)          any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), whether or not filed by the Company with the SEC;

(ii)         any employment or consulting Contract (in each case with respect to which the Company has continuing obligations as of the date hereof) with any current or former (x) executive officer of the Company, (y) member of the Company Board, or (z) Company Employee providing for an annual base salary in excess of $100,000;

(iii)         any Contract providing for indemnification or any guaranty by the Company or any Subsidiary thereof, in each case that is material to the Company and its Subsidiaries, taken as a whole, other than (x) any guaranty by the Company or a Subsidiary thereof of any of the obligations of (A) the Company or another wholly-owned Subsidiary thereof or (B) any Subsidiary (other than a wholly-owned Subsidiary) of the Company that was entered into in the ordinary course of business pursuant to or in connection with a customer Contract, or (y) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business;

(iv)          any Contract that purports to limit in any material respect the right of the Company or any of its Subsidiaries (or, at any time after the consummation of the Merger, Parent or any of its Subsidiaries) (x) to engage in any line of business, or (y) to compete with any Person or operate in any geographical location;

(v)          any Contract relating to the disposition or acquisition, directly or indirectly (by merger or otherwise), by the Company or any of its Subsidiaries after the date of this Agreement of assets with a fair market value in excess of $100,000;

(vi)          any Contract that contains any provision that requires the purchase of all of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party, which product or service is material to the Company and its Subsidiaries, taken as a whole;

(vii)         any Contract that obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party or upon consummation of the Merger will obligate Parent, the Surviving Corporation or any of their respective Subsidiaries to conduct business on an exclusive or preferential basis with any third party;

(viii)        any partnership, joint venture, strategic alliance or similar Contract;

(ix)           any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, in each case in excess of $100,000, other than (x) accounts receivables and payables, and (y) loans to direct or indirect wholly-owned Subsidiaries of the Company;

(x)            any employee collective bargaining agreement or other Contract with any labor union;

(xi)           any material Company IP Agreement;

(xii)          any Contract that prohibits (A) the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, (B) the pledging of the capital stock or other equity interests of the Company or its Subsidiaries or (C) the issuance of any guarantee by the Company or any of its Subsidiaries;

(xiii)         any Contract that is a settlement, conciliation or similar agreement with or before any Governmental Entity;

(xiv)         any Contract that is outside the ordinary course of business of the Company or its Subsidiaries;

(xv)          any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries would be entitled or required to purchase or sell, as applicable, any equity interests of any Person;

(xvi)         any Government Contract other than Top Customer Contracts, except for Contracts with Governmental Entities where the Governmental Entity is a customer of the Company;

(xvii)        any Contract relating to settlement of any administrative or judicial proceedings (A) entered into within the past two (2) years or (B) that is otherwise in effect and not fully performed (i.e., under which there remains any outstanding payment or performance obligation(s) of any party thereto);

(xviii)       any Contract incorporating any most-favored-nations clause;

(xix)          any Contract with any Top Supplier or Top Customer;

(xx)           any other Contract under which the Company or any of its Subsidiaries is obligated to make payment or incur costs in excess of $100,000 in any year and which is not otherwise described in clauses (i)-(xix) above; or

(xxi)          any Contract that is not otherwise described in clauses (i)-(xx) above that is material to the Company and its Subsidiaries, taken as a whole.

(b)          Schedule of Material Contracts; Documents. Section 4.15(b) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of all Company Material Contracts. The Company has made available to Parent correct and complete copies of all Company Material Contracts, including any amendments thereto.

(c)          No Breach. (i) All the Company Material Contracts are valid and binding on the Company or its applicable Subsidiary, enforceable against the Company or its applicable Subsidiary in accordance with its terms, and is in full force and effect, (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party has violated any provision of, or failed to perform any obligation required under the provisions of, any Company Material Contract, and (iii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party is in breach, or has received written notice of breach, of any Company Material Contract.

Section 4.16 Information in the Proxy Statement or Information Statement. The Company Proxy Statement or if Parent specifies that adoption of this Agreement be effected by the written consent of the shareholders of the Company, an information statement with respect to such written consent (together with any amendments thereof or supplements thereto and any other required materials, the “Information Statement”), as applicable, if any (and any amendment thereof or supplement thereto), at the date first mailed to the Company’s shareholders or at the time of any meeting of Company shareholders to be held in connection with the Merger (the “Company Shareholders Meeting”), or at the time of any amendment or supplement thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein supplied by Parent or Merger Sub or their Representatives expressly for inclusion or incorporation by reference in the Company Proxy Statement or Information Statement, as applicable. The Company Proxy Statement or Information Statement, as applicable, will comply as to form in all material respects with applicable federal securities Laws and the rules and regulations thereunder.

Section 4.17 Information in the Offer Documents and the Schedule 14D-9. The information supplied by the Company expressly for inclusion in the Offer Documents (and any amendment or supplement thereto) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the provisions of Rule 14d-9 of the Exchange Act and any other applicable federal securities Laws and will not, when filed with the SEC or distributed or disseminated to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9 based on information furnished by Parent or Merger Sub expressly for inclusion therein.

Section 4.18 Fairness Opinion. The Company has received the opinion of the Company Financial Advisor (and, if it is in writing, has provided a copy of such opinion to Parent) to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the consideration to be received in the Offer and the Merger by the holders of shares of Company Common Stock (other than Parent and Merger Sub) is fair, from a financial point of view, to the holders of shares of Company Common Stock, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 4.19 Customers, Suppliers.

(a)          Section 4.19(a) of the Company Disclosure Letter sets forth the ten (10) largest suppliers of the Company (the “Top Suppliers”) for the twelve (12) month period ending on the date of the Company Balance Sheet, as measured by the dollar amount of payments to such suppliers during such period, including the approximate total purchases made by the Company from each such Top Supplier during such period and the amount of rebates received from such Top Suppliers.

(b)          Section 4.19(b) of the Company Disclosure Letter sets forth the twenty (20) largest customers of the Company (the “Top Customers”) for the twelve (12) month period ending on the date of the Company Balance Sheet, as measured by the dollar amount of purchases therefrom during such period, including the approximate total sales by the Company to each such Top Customer during such period.

(c)          Except as disclosed on Section 4.19(c) of the Company Disclosure Letter, since June 30, 2017, no Top Supplier or Top Customer has notified the Company orally or in writing that it intends to terminate or adversely change the terms of its relationship with the Company. The Company is not involved in any material dispute or controversy with any of its Top Suppliers or Top Customers.

Section 4.20 Products; Product Warranties and Liabilities.

(a)           All products manufactured and sold by the Company or any of its Subsidiaries (the “Products”) have been designed, manufactured and sold in compliance with all applicable Laws. Each Product distributed, sold or leased, or serviced by the Company or any of its Subsidiaries complies, and has complied at all relevant times, with all applicable product safety standards of each applicable product safety agency, commission, board or other Governmental Entity. None of the Company nor any of its Subsidiaries has any liability arising out of any injury to individuals or property as a result of the ownership, possession or use of any Products.

(b)          In the last six years, there has been no pattern of material defects in the design or manufacturing of any Product made, manufactured, distributed or sold by the Company, any of its Subsidiaries or its or their employees or agents. Each Product has been designed, manufactured, packaged and labeled in compliance with all Laws and all engineering, industrial and other codes and standards applicable thereto. None of the Company nor any of its Subsidiaries has received notice of any alleged noncompliance with any such code or standard. Each Product advertised, labeled or otherwise represented as being rated or approved by, or as conforming to a standard promulgated by a rating organization, complies with all conditions of such rating, approval or standard. The amounts reflected as product liability reserves in the Company Balance Sheet have been determined in accordance with GAAP. None of the Company nor any of its Subsidiaries has been required to file, nor has the Company or any of its Subsidiaries filed, a notification or other report with the United States Consumer Product Safety Commission concerning actual or potential hazards with respect to any Product manufactured or sold by the Company or any of its Subsidiaries or to make any such filing, notice or announcement or take any other similar action by any other Governmental Entity under any Law.

(c)          Except to the extent reflected in the reserves for product warranties or product liabilities shown on the Company Balance Sheet (i) all products manufactured, sold, leased, or delivered by, and all services provided by, the Company or any of its Subsidiaries (or any Person acting on behalf of the Company or any of its Subsidiaries at the request, authorization and/or approval of the Company or any of its Subsidiaries) have been in conformity with all applicable contractual commitments and all express and implied warranties, and none of the Company nor any of its Subsidiaries has any liability for replacement or repair thereof or other damages in connection therewith and (ii) none of the Company nor any of its Subsidiaries has any liability arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, leased, or delivered by, or any service provided by, the Company or any of its Subsidiaries (or any Person acting on behalf of the Company or any of its Subsidiaries).

Section 4.21 Customs and Export Controls.

(a)           The Company and each of its Subsidiaries is, and during the last six years has been, in compliance in all material respects with all applicable Laws governing or concerning (i) the exportation and importation of products, goods, parts, accessories, technology, and services and all other regulations and procedures administered by U.S. Customs and Border Protection of the U.S. Department of Homeland Security, the Bureau of Industry and Security of the U.S. Department of Commerce; the Directorate of Defense

Trade Controls of the U.S. Department of State, and the Office of Foreign Assets Control of the U.S. Department of the Treasury and the United States Food and Drug Administration; (ii) the obtaining of all necessary permits and licenses from the applicable Governmental Entity with respect to import and export transactions; (iii) the maintenance of records with respect to import and export transactions and claims (including drawback claims); (iv) the payment in full of all customs duties, Taxes, fees and charges applicable to and due with respect to all import transactions; including any countervailing or antidumping duties and (v) the transacting of business with any country or person that is subject to a United States embargo or trade restriction administered by any Governmental Entity described in (a)(i) above.

(b)           No products, goods, parts, or accessories imported by the Company or any of its Subsidiaries during the last six years are or have been subject to any countervailing or antidumping duty investigation, order, notice, or other proceeding by the U.S. Department of Commerce or the U.S. International Trade Commission.

Section 4.22 Accounts Receivable.

Except as set forth on Section 4.22 of the Company Disclosure Letter, all accounts receivable reflected on the Company Balance Sheet, and all accounts receivable that have arisen since the date of the Company Balance Sheet: (a) arose out of arm’s length transactions made in the ordinary course of business consistent with past practice, (b) are the valid and legally binding obligations of the Persons obligated to pay such amounts, (c) are not subject to any pending, or to the Company’s Knowledge, threatened, written dispute, setoff or counterclaim (except to the extent any such dispute is reflected in the reserves for doubtful accounts shown on the Company Balance Sheet in the case of accounts receivable), and (d) collectible in full. Except as set forth on Section 4.22 of the Company Disclosure Letter, the reserve on the Financial Statements against the accounts receivable for returns and bad debts has been calculated in accordance with GAAP. Except as set forth on Section 4.22 of the Company Disclosure Letter, the Company has not agreed to any deduction, free goods, discount or other deferred price or quantity adjustment with respect to any of its accounts receivable whose liability has not been appropriately accrued. All of the accounts receivable of the Company relate solely to sales of goods or services to customers of the Company, none of whom are Affiliates of the Company.

Section 4.23 Inventory.

All inventory reflected on the Company Balance Sheet (a) is valued in accordance with GAAP at the lower of cost or market and (b) consists of a quality and quantity usable in the ordinary course of business consistent with past practice, except for slow-moving, damaged or obsolete items (all of which have been written down to net realizable value or for which adequate reserves have been provided on the Company Balance Sheet). All inventory that has arisen since the date of the Company Balance Sheet consists of a quality and quantity usable in the ordinary course of business consistent with past practice. Except as set forth on Section 4.23 of the Company Disclosure Letter, (x) all such inventory is owned by the Company or one of its Subsidiaries free and clear of all Liens (other than Permitted Liens), (y) no inventory is held on a consignment basis and (z) since the date of the Company Balance Sheet, the Company has not repurchased inventory from its customers. The quantities of inventory are at levels consistent with past practices of the Company and its Subsidiaries.

Section 4.24 Certain Compliance Matters.

(a)          None of the Company nor any of its Subsidiaries or Affiliates, nor any director, manager, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any such other applicable anti-bribery Laws, including by: (a) the use of any funds of the Company or its Subsidiaries for unlawful contributions, gifts, entertainment or other expenses; (b) making any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or its Subsidiaries; or (c) making or receiving any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

(b)          Except as set forth on Section 4.24(b) of the Company Disclosure Letter, during the last three (3) years none of the Company, its Subsidiaries, nor any of the Company’s contract manufacturers, developers, packagers or suppliers has received, nor have they been subject to, any Form 483s, FDA warning letters, adverse inspection, compelled or voluntary recall, market withdrawal or replacement, post-sale warning, investigation, penalty for corrective or remedial action or corrective action plan, in each case relating to the Products or the facility in which the Products were manufactured or stored, by any Regulatory Authority.

(c)          For each Product, the Company or its applicable Subsidiary has made available to Parent a complete and correct Regulatory File and such Regulatory Files contain complete and correct copies of all adverse event reports relating to the Products, such adverse event reports were timely and properly reported to Regulatory Authorities as required by Law, for the period and to the extent that such adverse event reports are required by Law to be maintained.

(d)          During the last three (3) years the Company and each of its Subsidiaries, contract manufacturers, developers, packagers and suppliers has been in compliance in all material respects with current good manufacturing practices, good laboratory practices and good clinical practices, and all labeling requirements, as regulated or required by the Regulatory Authorities.

(e)          Except as set forth in Section 4.24(e) of the Company Disclosure Letter, during the last three (3) years, neither the Company, any Subsidiary, nor any of its contractors has received or been subject to any untitled letters or, to the Knowledge of the Company or its Subsidiaries, oral communication or correspondence, in each case from a Regulatory Authority (i) alleging that the Products, the facility in which the Products are manufactured or stored are not or were not in compliance with all Regulatory Approvals, applicable Laws, clearances, Permits, exemptions, guidance or guidelines, or (ii) alleging that the Products, the facility in which the Products are manufactured or stored are or were the subject of any pending, threatened or anticipated Legal Actions by a Regulatory Authority.

(f)          (i) the Regulatory Approvals are in full force and effect; (ii) there is no Legal Proceeding by any Governmental Entity pending or, to the Knowledge of the Company, threatened seeking the recall of the Products or the revocation or suspension of any of the Regulatory Approvals and (iii) none of the Company nor any of its Subsidiaries has received written notice of any loss of or refusal to renew any Regulatory Approval held by the Company or any of its Subsidiaries. The Company has made available to Parent complete and correct copies of all the Regulatory Approvals.

(g)          All Product marketing applications are current and have been maintained by Company and its Subsidiaries in accordance with applicable Law, including accurate and complete annual and other periodic reporting as required by Regulatory Authorities.

(h)          Neither the Company nor any Subsidiary, nor, to the Knowledge of the Company, any employee or agent of the Company or any Subsidiary has made an untrue statement of material fact or fraudulent statement to any Regulatory Authority or any other Governmental Entity with respect to any Product or failed to disclose a material fact required to be disclosed to any Governmental Entity.

(i)          None of the Company, its Subsidiaries or any of their respective developers, manufacturers, packagers or suppliers, or any of their respective current employees, or former employees during the time of their employment with such Person, has been debarred or received written notice of action or, to the Knowledge of the Company, threat of any Legal Proceeding with respect to debarment under the provisions of 21 U.S.C. § 335a, any other federal Law or any equivalent provision in any applicable jurisdiction.

(j)           The labeling for each of the Products is complete, current and compliant in all material respects with applicable Laws and labeling requirements.

(k)           The Company and each of its Subsidiaries maintains auditing and monitoring processes and systems of internal controls as part of its healthcare compliance program that is reasonably adequate to ensure compliance by the business with all Laws pertaining to the FCPA, anti-corruption, and healthcare fraud and abuse, including the anti-kickback provisions of the Medicare and Medicaid Law, 42 U.S.C. § 1320a-7b, as amended, the Federal Physician Self-Referral Act, 42 U.S.C. § 1395nn, as amended, the False Claims Act, 31 U.S.C. §§ 3729-33, as amended, and the Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a, as amended.

(l)           The Company and each of its Subsidiaries maintains compliance and operations processes and systems of internal controls as part of their compliance and logistics programs that are reasonably adequate to ensure compliance by the business with all applicable International Trade Laws.

(m)           To the Knowledge of Company, none of the current employees or suppliers of Company, its Subsidiaries or its Affiliates are debarred or suspended, or threatened in writing with debarment or suspension for the award of contract by any Governmental Entity or for participation in governmental healthcare programs such as Medicare or Medicaid.

Section 4.25 Insurance.

The Company and each Subsidiary maintains insurance coverage with reputable and financially sound insurers in such amounts and covering such risks as are in accordance with customary industry practice for companies engaged in businesses similar to that of the Company and its Subsidiaries. The Company has made available to Parent true and complete copies of all material insurance policies relating to the business, assets and operations of the Company and its Subsidiaries (the “Insurance Policies”). Section 4.25 of the Company Disclosure Letter contains a true and complete list of the Insurance Policies, including the policy name, policy number, carrier, term, and the type and amount of coverage and annual premium. Each of the Insurance Policies is in full force and effect, all premiums due thereon have been paid in full and the Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of such Insurance Policies. None of the Company or any Subsidiary has received any written notice or other written communication regarding any actual or possible (a) cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage, (b) invalidation of any Insurance Policy, (c) refusal of any coverage, limitation in coverage or rejection of any material claim under any Insurance Policy or (d) material adjustment in the amount of the premiums payable with respect to any Insurance Policy. There is no material claim by the Company or any Subsidiary of the Company pending under any of the Insurance Policies and no material claim made, in the case of any pending claim, has been questioned or disputed by the underwriters of such Insurance Policies. To the Knowledge of the Company, no insurer on any Insurance Policy has been declared insolvent or placed in receivership, conservatorship or liquidation. Except as set forth in Section 4.25 of the Company Disclosure Letter, none of the Insurance Policies will terminate or lapse by reason of the transactions contemplated by this Agreement.

Exclusivity of Representations and Warranties NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PARENT, MERGER SUB OR THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), THE COMPANY EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE BUSINESSES OR ASSETS OF THE COMPANY, AND THE COMPANY SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO SUCH ASSETS, ANY PART THEREOF, THE WORKMANSHIP THEREOF, AND THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, AND PARENT AND MERGER SUB WILL RELY ON ITS OWN EXAMINATION AND INVESTIGATION THEREOF, IN EACH CASE, EXCEPT FOR THE REPRESENTATIONS

AND WARRANTIES OF THE COMPANY SET FORTH IN THIS AGREEMENT AND AS QUALIFIED BY THE DISCLOSURE LETTER.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company, as of the date of this Agreement and as of the Offer Closing Date (other than with respect to those representations and warranties that by their terms speak as of some other specified date(s), which representations and warranties are made only as of such date(s)), as follows:

Section 5.01 Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation.

Section 5.02 Authority; Non-contravention; Governmental Consents.

(a)          Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Offer, the Merger and the other transactions contemplated hereby, subject only to the filing of the Certificate of Merger pursuant to the MBCA. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b)          Non-contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, including the Offer and the Merger, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the certificate of incorporation or by-laws of Parent or Merger Sub; (ii) subject to compliance with the requirements set forth in clauses (i)-(iv) of Section 1.01(c), conflict with or violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation, or require any Consent under any Contract to which Parent or its Subsidiaries, including Merger Sub, are a party or otherwise bound; or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the properties or assets of Parent or Merger Sub, except, in the case of each of clauses (ii), (iii) and (iv), for any conflicts, violations, breaches, defaults, terminations, amendments, accelerations, cancellations or Liens, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

(c)           Governmental Consents. No Consent of any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Articles of Merger with the Secretary of State of the State of Minnesota and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business; (ii) such filings with the SEC as may be required to be made by Parent or Merger Sub in accordance with the Exchange Act in connection with this Agreement, the Offer, the Merger and the other transactions contemplated hereby; (iii) such Consents as may be required under Antitrust Laws, in any case that are applicable to the transactions contemplated by this Agreement; (iv) such Consents as may be required under applicable state securities or “blue sky” laws and the securities Laws of any foreign country or the rules and regulations of the NASDAQ; and (v) such other Consents that if not obtained or made would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

Section 5.03 Information in the Proxy Statement or Information Statement. None of the information with respect to Parent or Merger Sub that Parent or any of its Representatives supplies in writing to the Company expressly for use in the Company Proxy Statement or Information Statement, as applicable, if any (and any amendment or supplement thereto), at the date such Company Proxy Statement or Information Statement, as applicable is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, or at the time of any amendment or supplement thereof, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein supplied by the Company or its Representatives expressly for inclusion or incorporation by reference in the Company Proxy Statement or Information Statement, as applicable.

Section 5.04 Information in the Offer Documents. The Offer Documents (and any amendment thereof or supplement thereto) will not, when filed with the SEC or at the time of distribution or dissemination thereof to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made therein supplied by the Company or its Representatives expressly for inclusion in the Offer Documents. The Offer

Documents will comply as to form in all material respects with applicable federal securities Laws and the rules and regulations thereunder.

Section 5.05 Financial Capability.

(a)          Parent has delivered to the Company true and complete copies of the (i)(A) executed senior debt commitment letter, dated as of the date hereof, between Abacus Finance Group, LLC (the “Senior Lender”) and Merger Sub, together with any related exhibits, schedules, annexes, supplements and term sheets and each fee letter (each, a “Senior Fee Letter”) associated therewith (with pricing terms and any other terms not relating to conditionality or availability of the Senior Debt Financing being redacted), in each case, regarding the terms and conditions of the financing to be provided thereby (collectively, the “Senior Debt Commitment Letter”; the debt commitments under the Senior Debt Commitment Letter, the “Senior Debt Financing”), and (B) executed mezzanine debt commitment letter, dated as of the date hereof, between GCP Investors IV, LP (individually, the “Mezz Lender” and, together with the Senior Lender, the “Lenders”) and Merger Sub, together with any related exhibits, schedules, annexes, supplements and term sheets and each fee letter (each, a “Mezz Fee Letter” and, together with the Senior Fee Letter, the “Fee Letters”) associated therewith (with pricing terms and any other terms not relating to conditionality or availability of the Mezz Debt Financing being redacted), in each case, regarding the terms and conditions of the financing to be provided thereby (collectively, the “Mezz Debt Commitment Letter” and together with the Senior Debt Commitment Letter, collectively, the “Debt Commitment Letters”; the debt commitments under the Mezz Debt Commitment Letter, the “Mezz Debt Financing” and together with the Senior Debt Financing, collectively, the “Debt Financing”) and (ii) the true, correct and complete copies of the executed equity financing commitment letter, dated as of the date hereof, among Guarantor, Parent and Merger Sub (the “Equity Commitment Letter” and the equity commitments thereunder, the “Equity Financing”; the Debt Commitment Letter and Equity Commitment Letter together, the “Financing Letters”, and the Debt Financing and Equity Financing together, the “Financing”). Any reference in this Agreement to (1) “Debt Commitment Letter,” “Equity Commitment Letter” or “Financing Letters” will include such documents as amended or modified in compliance with the provisions of Section 6.15; and (2) the “Debt Financing,” “Equity Financing” or “Financing” will include the financing contemplated by the Financing Letters as amended or modified in compliance with the provisions of Section 6.15.

(b)          On the Offer Closing Date, assuming the accuracy of the representations and warranties of the Company in ARTICLE IV and compliance by the Company with its obligations pursuant to Section 6.15, the aggregate amount of funds to be provided pursuant to the Financing Letters, if funded in accordance with the terms thereof, together with available cash on hand, will be sufficient to pay all amounts required to be paid by Parent or Merger Sub hereunder and under the Financing Letters, including the (i) payment of the Offer Price in respect of each share of Company Common Stock validly tendered (and not validly withdrawn) and accepted for payment pursuant to the Offer in accordance with Section 1.01; (ii) payment of the aggregate Merger Consideration payable pursuant to ARTICLE III in accordance with the terms hereof; (iii) payment of all amounts to be paid pursuant to Section 3.07 in accordance with the terms hereof; and (iv) payment (including by offset against the proceeds of the Debt Financing) of all fees, expenses and other compensation payable by Parent and/or Merger Sub pursuant to the Debt Commitment Letter on or prior to the Offer Closing Date.

(c)          As of the date hereof, the Financing Letters are in full force and effect and are the legal, valid and binding obligations of Parent, Merger Sub and Guarantor (and, to the knowledge of Parent, the Lenders), enforceable against Parent, Merger Sub and Guarantor (and, to the knowledge of Parent, the Lenders), as applicable, in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity. As of the date hereof, there are no conditions precedent related to the funding of the full net amount of the Financing (the “Financing Conditions”) other than as expressly set forth in the Financing Letters.

(d)          As of the date hereof, (i) the Financing Letters have not been amended, modified, supplemented or waived in any respect, and (ii) the respective commitments contained therein have not been withdrawn, rescinded or otherwise modified in any respect (nor has Guarantor or any Lender notified Parent, Merger Sub or any of their respective Representatives in writing of its intention to seek such a withdrawal, rescission or modification). Assuming the accuracy of the representations and warranties contained in ARTICLE IV, the compliance by the Company with all of its covenants contained in this Agreement and the satisfaction of the Offer Conditions, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis any of the Financing Conditions, or that the Financing in an amount sufficient to consummate the transactions contemplated hereby or by the Financing Letters will not be available to Parent and Merger Sub at the time required to consummate the Offer and/or the Merger (as applicable). As of the date hereof, to the knowledge of Parent, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would constitute a default or breach or a failure of any condition on the part of Parent, Merger Sub or, to the knowledge of Parent, any of the other parties thereto that would result in any portion of the Financing to be unavailable or delayed. Parent and Merger Sub have fully paid, or caused to be fully paid, any and all commitment or other fees that are due and payable on or prior to the date hereof pursuant to the terms of the Financing Letters and each Fee Letter.

Section 5.06 Legal Proceedings. As of the date hereof, there is no pending or, to the Knowledge of Parent, threatened, Legal Action against Parent or any of its Subsidiaries, including Merger Sub, nor is there any injunction, order, judgment, ruling or decree imposed upon Parent or any of its Subsidiaries, including Merger Sub, in each case, by or before any Governmental Entity, that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

Section 5.07 Ownership of Company Common Stock. Neither Parent nor any of its Affiliates beneficially owns (as defined in Rule 13d-3 of the Exchange Act) any shares of

Company Common Stock, except for any such beneficial ownership that is solely attributable to the Support Agreements.

Section 5.08 Guarantee. Concurrently with the execution of this Agreement, Guarantor has delivered to the Company the Guarantee. The Guarantee is in full force and effect and constitutes the valid and legally binding obligation of Guarantor, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity.

ARTICLE VI.

COVENANTS

Section 6.01 Conduct of Business of the Company. The Company shall, and shall cause each of its Subsidiaries to, during the period from the date of this Agreement until the Effective Time, except as expressly contemplated by this Agreement or as required by applicable Law or with the prior written consent of Parent, conduct its business in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to preserve substantially intact its and its Subsidiaries’ business organization and material assets, properties and technologies, to keep available the services of its and its Subsidiaries’ current officers and employees, to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees and other Persons having business relationships with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement or as set forth in Section 6.01 of the Company Disclosure Letter or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent:

(a)          amend, or propose or permit to amend, its articles of incorporation or by-laws (or other comparable organizational documents);

(b)          (i) split, combine or reclassify any Company Securities or Company Subsidiary Securities, (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Company Securities or Company Subsidiary Securities, (iii) declare, establish a record date for, set aside, accrue or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiary payable entirely to the Company or another direct or indirect wholly-owned Subsidiary of the Company, but only to the extent consistent with past practice);

(c)          issue, sell, grant, deliver, pledge, dispose of or encumber any Company Securities or Company Subsidiary Securities (or authorize any of the foregoing), other than (i) the issuance of shares of Company Common Stock upon the exercise of any Company Equity Award listed in the Company Disclosure Letter and outstanding as of the date of this Agreement in accordance with its terms, or (ii) the issuance of shares of Company Common Stock in respect of other equity compensation awards described in the Company Disclosure Letter and outstanding under Company Stock Plans as of the date of this Agreement in accordance with their terms;

(d)          except to the extent required by applicable Law or by any Company Employee Plan or Contract in effect as of the date of this Agreement and, to the extent required by this Agreement, disclosed in the Company Disclosure Letter, (i) increase the compensation payable or that could become payable by the Company or any of its Subsidiaries to directors, officers, employees or independent contractors, other than increases in base cash compensation for non-executive officer employees made in the ordinary course of business consistent with past practice and, except in the case of increases in compensation related to the promotion of existing non-executive officer employees, not exceeding five percent (5%) in any individual case, (ii) enter into any new or amend in any material respect, any existing employment, severance, retention or change in control agreement with any of its past or present directors, officers, employees or independent contractors, (iii) promote any officers or employees, except in connection with the Company’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, (iv) establish, adopt, enter into, amend, terminate, or take any action to accelerate rights under any Company Employee Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Employee Plan if it were in existence as of the date of this Agreement, or make any contribution to any Company Employee Plan, other than contributions required by Law, the terms of such Company Employee Plans as in effect on the date hereof or that are made in the ordinary course of business consistent with past practice, or (v) terminate the employment of any executive officer or any employee with 2017 base salary in excess of $100,000, in each case, other than for “cause”;

(e)          acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances or capital contributions to or investments in any Person;

(f)          (i) transfer, license, sell, lease or otherwise dispose of any assets (whether by way of merger, consolidation, sale of stock or assets, or otherwise), including the capital stock or other equity interests in any Subsidiary of the Company, provided that the foregoing shall not prohibit the Company and its Subsidiaries from transferring, licensing, selling, leasing or disposing of obsolete equipment or assets being replaced, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(g)          repurchase, prepay or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

(h)          enter into, renew or extend, or amend or modify in any material respect, waive or compromise any rights under, terminate or consent to the termination of (other than at its stated expiration date), any Company Material Contract or any Lease with respect to Real Estate or any other Contract or Lease that, if in effect as of the date hereof, would constitute a Company Material Contract or Lease with respect to Real Estate hereunder;

(i)          institute, settle or compromise any Legal Actions pending or threatened before any arbitrator, court or other Governmental Entity involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $50,000, individually, or $100,000 in the aggregate, other than (i) any Legal Action brought against Parent or Merger Sub arising out of a breach or alleged breach of this Agreement by Parent or Merger Sub, and (ii) the settlement of claims, liabilities or obligations reserved against on the most recent balance sheet of the Company included in the Company SEC Documents; provided that neither the Company nor any of its Subsidiaries shall settle or agree to settle any Legal Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s business;

(j)           make any material change in any method of financial accounting principles or practices, in each case except for any such change to the extent required by a change in GAAP or applicable Law;

(k)          (i) settle or compromise any material Tax claim, audit or assessment, or surrender a right to a material Tax refund, (ii) make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, (iii) amend any material Tax Returns or file claims for material Tax refunds, (iv) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Subsidiaries, or (v) waive or extend the statute of limitations with respect to any material Tax other than (A) pursuant to extensions of time to file a Tax Return obtained in the ordinary course of business or (B) pursuant to an extension granted in the ordinary course of business in connection with an audit of federal, state or local Taxes to prevent the assessment or collection of a Tax;

(l)           form any new Subsidiary, acquire any equity interest or other interest in any other Person or enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding or similar Contract with respect to any joint venture, strategic partnership or alliance;

(m)           except in connection with actions permitted by Section 6.04 hereof, take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to the Company with respect to a Takeover Proposal or otherwise, including the restrictions on “control share acquisitions,” “business combinations” and “takeover offers” set forth in Chapter 302A.671, Chapter 302A.673 and Chapter

302A.675 of the MBCA, except for Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;

(n)           abandon, permit to lapse, encumber, pledge, convey title (in whole or in part), license or grant any right or other licenses to Company IP, other than in the ordinary course of business consistent with past practice;

(o)           knowingly disclose any material Trade Secret(s) or other material confidential information of the Company or any of its Subsidiaries, other than pursuant to agreements entered into in the ordinary course of business consistent with past practice that contain confidentiality undertakings with respect to such Trade Secret(s) and/or confidential information;

(p)           make or authorize any capital expenditure, except that the Company and its Subsidiaries may make any capital expenditure that: (i) is provided for in the Company’s capital expense budget delivered or made available to Parent prior to the date of this Agreement, which expenditures shall be in accordance with the categories set forth in such budget, (ii) when added to all other capital expenditures made on behalf of the Company and its Subsidiaries, collective, since the date hereof (but not provided for in the capital expense budget referred to in clause (i) above) does not exceed $25,000, individually, and $100,000, in the aggregate, during any fiscal quarter or (iii) is made pursuant to a direct, explicit obligation to serve a customer or distributor pursuant to a Contract entered into in the ordinary course of business;

(q)           enter into any collective bargaining agreement or agreement to form a work council or other agreement with any labor organization or works council (except to the extent required by applicable Law);

(r)           implement or announce any plant closings or material layoffs;

(s)           engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 of Regulation S-K;

(t)           enter into any new line of business outside of its existing lines of business and reasonable extensions thereof; or

(u)           authorize, agree to or commit to do any of the foregoing.

Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the affirmative right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own businesses and operations.

Section 6.02 Other Actions. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in ARTICLE VIII, the Company and Parent shall not, and shall not permit any of their respective Subsidiaries to, take, or agree or commit to take, any action that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Offer, the Merger or the other transactions contemplated hereby.

Section 6.03 Access to Information; Confidentiality.

(a)          From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in ARTICLE VIII, the Company shall, and shall cause its Subsidiaries to, afford to Parent and Parent’s Representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Subsidiary thereof, to the officers, employees, accountants, distributors, customers, suppliers, agents, properties, offices and other facilities and to all books, records, contracts and other assets of the Company and its Subsidiaries, and the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent such other information concerning the business and properties of the Company and its Subsidiaries as Parent may reasonably request from time to time. Neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect the Company’s representations and warranties contained herein, or limit or otherwise affect the remedies available to Parent or Merger Sub pursuant to this Agreement.

(b)          Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality and Nondisclosure Agreement, dated May 25, 2017, between Altus Capital Partners, Inc. and the Company (the “Confidentiality Agreement”), which shall survive the termination of this Agreement in accordance with the terms set forth therein.

Section 6.04 No Solicitation.

(a)           The Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit its and its Subsidiaries’ respective directors, officers, employees, advisors and investment bankers (with respect to any Person, the foregoing Persons are referred to herein as such Person’s “Representatives”) to, directly or indirectly, solicit, initiate, respond to, continue or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, or, subject to Section 6.04(b), (i) conduct or engage in any communications, discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Takeover Proposal, (ii) (A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (B) approve any transaction under, or any third party becoming an “interested shareholder” under, Chapter 302A.673 of the MBCA, or (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract contemplating, providing for or otherwise relating to any Takeover Proposal (each, a “Company Acquisition Agreement”). Subject to Section 6.04(b), neither the Company Board nor any committee thereof shall (1) fail to make, withdraw, withhold, amend, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, including by failing to include the Company Board Recommendation in the Schedule 14D-9 or failing to permit Parent and Merger Sub to include the Company Board Recommendation in the Offer Documents, (2) fail to publicly reaffirm the Company Board Recommendation within ten Business Days after Parent so requests in writing (it being understood and agreed that the Company will have no obligation to make such reaffirmation more than once in any thirty (30) day period, unless a Takeover Proposal has been publicly disclosed and not withdrawn at the time of such request by Parent), (3) approve, adopt, endorse, declare advisable or recommend a Takeover Proposal (or fail to recommend against any Takeover Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten Business Days after the commencement of such Takeover Proposal), (4) take any action to exempt any Person (other than Parent and its Affiliates) from any applicable “control share acquisition,” “fair price,” “business combination,” “moratorium” or other applicable anti-takeover Law, (5) make any public statement inconsistent with the Company Board Recommendation or (6) publicly propose or publicly communicate any intention to do any of the foregoing (any of the foregoing, a “Company Adverse Recommendation Change”). The Company shall, and shall cause its Subsidiaries to cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Takeover Proposal (or any communications, negotiations or discussions that could reasonably be expected to lead to any Takeover Proposal) and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of its Subsidiaries that was furnished by or on behalf of the Company and its Subsidiaries to return or destroy all such information. Without limiting the foregoing, the Company will terminate access by any third party to any physical or electronic data room relating to any potential Takeover Proposal.

(b)           Notwithstanding Section 6.04(a), prior to the Offer Closing, the Company Board, directly or indirectly through any Representative, may, subject to Section 6.04(c) (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited written Takeover Proposal, not resulting from or attributable to any breach of this Section 6.04, that the Company Board believes in good faith, after consultation with outside legal counsel and the Company Financial Advisor, constitutes or would reasonably be expected to result in a Superior Proposal, (ii) thereafter furnish to such third party non-public information relating to the Company or any of its Subsidiaries pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (a copy of which confidentiality agreement shall be promptly (in all events within twenty-four (24) hours) provided for informational purposes only to Parent), and/or (iii) take any action that any court of competent jurisdiction orders the Company to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iii), only if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to cause the Company Board to be in breach of its fiduciary duties to the Company’s shareholders under applicable Law. Nothing contained herein shall prevent the Company Board from disclosing to the Company’s shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a Takeover Proposal, if the Company determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable Law; provided that (x) no Company Adverse Recommendation Change may be made unless the Company shall have first complied with its obligations under this Section 6.04 (specifically including Section 6.04(d)) and (y) making such disclosure shall not in any way limit or modify the effect, if any, that any such disclosure has under this Section 6.04 or under ARTICLE VIII.

(c)          The Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after it obtains Knowledge of the receipt by the Company (or any of its Representatives) of any Takeover Proposal or any indication, request or other communication that could reasonably be expected to lead to any Takeover Proposal (or of any material modification, supplement or amendment to any of the foregoing). In such notice, the Company shall identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal, indication or request. The Company shall keep Parent fully informed of the status and material terms of any such Takeover Proposal, indication, request or other communication, including any material amendments or proposed amendments as to price and other material terms thereof. The Company shall provide Parent with at least seventy-two (72) hours prior notice of any meeting of the Company Board at which the Company Board is reasonably expected to consider any Takeover Proposal. The Company shall promptly provide Parent with a list and copies of any non-public information concerning the Company’s business, present or future performance, financial condition or results of operations, provided to any third party to the extent such information has not been previously provided to Parent. The Company will not enter into any confidentiality agreement or other Contract with any Person that prohibits the Company from providing such information to Parent in accordance with this Section 6.04 or otherwise prohibits the Company from complying with its obligations under this Section 6.04.

(d)          Except as set forth in this Section 6.04(d), the Company Board shall not make any Company Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the Offer Closing, the Company Board may make a

Company Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement, if: (i) the Company promptly notifies Parent, in writing, at least three (3) Business Days (the “Notice Period”) before making a Company Adverse Recommendation Change or entering into (or causing a Subsidiary to enter into) a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall state expressly that the Company has received a Takeover Proposal that the Company Board intends to declare a Superior Proposal and that the Company Board intends to make a Company Adverse Recommendation Change and/or the Company intends to enter into a Company Acquisition Agreement; (ii) the Company attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Proposal; (iii) the Company Board determines in good faith, after consulting with outside legal counsel and its Company Financial Advisor, that (A) such Takeover Proposal constitutes a Superior Proposal after taking into account any adjustments made by Parent during the Notice Period in the terms and conditions of this Agreement and/or the Financing Letters, and (B) the failure to take such action would reasonably be expected to cause the Company Board to be in breach of its fiduciary duties to the Company’s shareholders under applicable Law and (iv) in the event of any termination of this Agreement in order to cause or permit the Company or any of its Subsidiaries to enter into a Company Acquisition Agreement with respect to such Takeover Proposal, the Company shall have validly terminated this Agreement in accordance with Section 8.04(a) and shall have paid the Termination Fee to Parent in accordance with the applicable provisions of Section 8.06. The Company shall, and shall cause its financial and legal Representatives to, during the Notice Period, permit Parent to make proposals to the Company Board regarding adjustments in the terms and conditions of this Agreement and/or the Financing Letters, and negotiate in good faith with Parent with respect thereto, so that the applicable Takeover Proposal ceases to constitute a Superior Proposal if Parent, in its discretion, proposes to make such adjustments (it being understood and agreed that there may be multiple extensions of the Notice Period). The Company shall, and shall cause its financial and legal Representatives to, keep confidential any adjustments in the terms and conditions of this Agreement and/or the Financing Letters proposed by Parent, other than in the event of an actual amendment to this Agreement and/or the Financing Letters (or to the extent required by applicable Law to be disclosed by the Company). For the avoidance of doubt the provisions of this Section 6.04(d) shall also apply to any material modification, supplement or amendment to any Takeover Proposal and require a new Notice Period, except that the reference to three (3) Business Days shall be deemed to be two (2) Business Days.

(e)           The Company agrees that in the event that any Subsidiary or Representative of the Company takes any action which, if taken by the Company, would constitute a breach of this Section 6.04, the Company shall be deemed to be in breach of this Section 6.04.

Section 6.05 Shareholders Meeting; Preparation of Proxy Materials.

(a)          Subject to the terms set forth in this Agreement, if (and only if) the approval of this Agreement by the Company’s shareholders is required under applicable Law, the Company shall take all action necessary to duly call, give notice of, convene and hold the Company Shareholders Meeting as soon as reasonably practicable after the Offer Closing, and, in connection therewith, the Company shall mail the Company Proxy Statement to the holders of Company Common Stock in advance of such meeting. The Company Proxy Statement shall include the Company Board Recommendation. Notwithstanding the foregoing, if following the Offer Closing (i) the Merger may be consummated without the Company Shareholders Meeting in accordance with the MBCA, the parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Offer Closing without the Company Shareholders Meeting in accordance with the MBCA or (ii) the Merger may not be consummated without the Company Shareholders Meeting in accordance with the MBCA but following any subsequent offering period and/or the exercise, if any, of the Top-Up Option, Parent, Merger Sub and their respective Subsidiaries shall hold, in the aggregate, at least ninety percent (90%) of the outstanding shares of Company Common Stock, the parties hereto shall take all necessary and appropriate action, including with respect to the transfer to Merger Sub of any shares of Company Common Stock held by Parent or any Subsidiary of Parent, to cause the Merger to become effective as soon as practicable after the Offer Closing without the Company Shareholders Meeting in accordance with Chapter 302A.621 of the MBCA.

(b)          If the adoption of this Agreement by the Company’s shareholders is required by applicable Law, as soon as practicable following the Offer Closing, the Company shall prepare and file the Company Proxy Statement or Information Statement with the SEC. Parent, Merger Sub and the Company will cooperate and consult with each other in the preparation of the Company Proxy Statement or Information Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent and Merger Sub required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Company Proxy Statement or Information Statement, as applicable. The Company shall not file the Company Proxy Statement or Information Statement, or any amendment or supplement thereto, without providing Parent, Merger Sub and their counsel a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by the Company). The Company shall use its reasonable best efforts to resolve, and each party agrees to consult and cooperate with the other party in resolving, all SEC comments with respect to the Company Proxy Statement or Information Statement, as applicable, as promptly as practicable after receipt thereof and to cause the Company Proxy Statement or Information Statement, as applicable, in definitive form to be cleared by the SEC and mailed to the Company’s shareholders as promptly as reasonably practicable following filing with the SEC. The Company agrees to consult with Parent prior to responding to SEC comments with respect to the preliminary Company Proxy Statement or Information Statement. Each of Parent, Merger Sub and the Company agree to promptly correct any information provided by it for use in the

Company Proxy Statement or Information Statement if and to the extent that such information shall have become false or misleading in any material respect and the Company shall promptly prepare and mail to its shareholders an amendment or supplement setting forth such correction to the extent required by applicable Law. The Company shall as soon as reasonably practicable (i) notify Parent of the receipt of any comments from the SEC with respect to the Company Proxy Statement or Information Statement and any request by the SEC for any amendment to the Company Proxy Statement or Information Statement or for additional information and (ii) provide Parent with copies of all written correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Company Proxy Statement or Information Statement.

Section 6.06 Notices of Certain Events. The Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger, the Top-Up Option or any of the other transactions contemplated by this Agreement, (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (iii) any Legal Actions commenced, or to such party’s knowledge, threatened, against the Company or any of its Subsidiaries or Parent or its Subsidiaries, as applicable, that are related to the Offer, the Merger, the Top-Up Option or any of the other transactions contemplated by this Agreement, and (iv) any representation or warranty of such party contained in this Agreement becoming untrue or inaccurate in any material respect, or the material failure of any party to comply with or satisfy any covenant, condition or agreement in this Agreement, in each case such that the conditions set forth in Section 7.01 or any of the Offer Conditions would not be satisfied or would give rise to a right a termination set forth in Section 8.03 or Section 8.04, as the case may be. In addition, the Company shall notify Parent and Merger Sub promptly of any change or event having, or which would reasonably be expected to have, a Company Material Adverse Effect or which would reasonably be likely to result in the failure of any of the Offer Conditions to be satisfied. In no event shall the delivery of any notice by a party pursuant to this Section 6.06 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 6.07 Employees; Benefit Plans.

(a)           During the period commencing at the Effective Time and ending on the date which is twelve (12) months from the Effective Time (or if earlier, the date of the employee’s termination of employment with Parent or its applicable Subsidiary, including the Surviving Corporation), Parent shall cause the Surviving Corporation and each of its Subsidiaries, as applicable, to provide the employees of the Company and its Subsidiaries who remain employed immediately after the Effective Time (collectively, the “Company Continuing Employees”) with base salary and employee benefits (excluding equity-based compensation, long-term incentives, change in control, retention, transition, stay or similar arrangements, and retiree benefits) that are, in the aggregate, substantially comparable to the base salary and employee benefits (excluding equity-based compensation, long-term incentives, change in control, retention, transition, stay or similar arrangements, and retiree benefits) provided by the Company and its Subsidiaries on the date of this Agreement; provided, however, that Parent’s and the Surviving Corporation’s obligations under this Section 6.07 shall be subject to such modifications as are necessary to comply with applicable Law of any jurisdiction outside the United States of America (including its territories and possessions).

(b)          With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any of its Subsidiaries, excluding both any retiree healthcare plans or programs maintained by Parent or any of its Subsidiaries and any equity compensation arrangements maintained by Parent or any of its Subsidiaries (collectively, “Parent Benefit Plans”), in which any Company Continuing Employees will participate effective as of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Company Continuing Employees with the Company or any of its Subsidiaries, as the case may be as if such service were with Parent, for vesting and eligibility purposes (but not for (i) purposes of early retirement subsidies under any Parent Benefit Plan that is a defined benefit pension plan or (ii) benefit accrual purposes, except for vacation, if applicable) in any Parent Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Effective Time; provided, that such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Company Employee Plan.

(c)          This Section 6.07 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.07, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.07. Nothing contained herein, express or implied (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement or (ii) shall alter or limit the ability of the Surviving Corporation, Parent or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them. The parties hereto acknowledge and agree that the terms set forth in this Section 6.07 shall not create any right in any Company Employee or any other Person to any continued employment with the Surviving Corporation, Parent or any of their respective Subsidiaries or compensation or benefits of any nature or kind whatsoever.

(d)          Any offering period in progress under the Company ESPP shall continue, and, except as otherwise provided in this clause (d), the shares of Company Common Stock shall be issued to participants therein on the next currently scheduled purchase dates thereunder occurring after the date hereof as provided under, and subject to the terms and conditions of, the Company ESPP; provided that, from and after the date hereof, the Company shall take all actions necessary to (i) not commence a new offering period and (ii) ensure that no new participants be permitted into the Company ESPP and that the existing participants thereunder may not increase their elections with respect to the current offering period. In the event that any offering period under the Company ESPP has not ended on the date immediately preceding the Closing Date, then such offering period shall be terminated as of second (2nd) Business Day immediately preceding the Closing Date and all participant contributions then in the Company ESPP shall be used to purchase shares of Company Common Stock on such date in accordance with the terms of the Company ESPP as if such date was the last date of such offering period. Notwithstanding any restrictions on transfer of stock in the Company ESPP, all shares of Company Common Stock purchased under the Company ESPP shall be treated identically to all other shares of Company Common Stock in the Merger and the payment of the Merger Consideration therefor in accordance with ARTICLE III. The Company shall terminate the Company ESPP as of or immediately prior to the Effective Time.

(e)           With respect to matters described in this Section 6.07, the Company will not send any information, notices or other communication materials to Company Employees without the prior written consent of Parent.

Section 6.08 Directors’ and Officers’ Indemnification and Insurance.

(a)          Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company and its Subsidiaries (each an “Indemnified Party”) as provided in the Company Charter Documents, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof and disclosed in Section 6.08 of the Company Disclosure Letter, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

(b)          For six years after the Effective Time, to the fullest extent permitted under applicable Law, Parent and the Surviving Corporation (the “Indemnifying Parties”) shall indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, reasonable expenses, judgments and fines to the extent arising out of actions or omissions in their capacity as a director or officer of the Company or any of its Subsidiaries occurring at or prior to the Effective Time (including in connection with the transactions contemplated by this Agreement) and, subject to clause (c) below, shall reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred, subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable Law.

(c)          Any Indemnified Party wishing to claim indemnification under Section 6.08(b), upon learning of any applicable Legal Action, shall promptly notify Parent thereof, but the failure to so notify shall not relieve the Indemnifying Parties of any liability they may have to such Indemnified Party, except to the extent such failure materially prejudices the Indemnifying Parties. In the event of any such Legal Proceeding arising after the Effective Time, (i) the indemnifying Parties shall have the right to assume the defense thereof, with counsel reasonably acceptable to the Indemnified Parties, and the Indemnifying Parties shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Parties elect not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between either of the Indemnifying Parties and the Indemnified Parties, or between the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Indemnifying Parties shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable Law; provided, however, that the Indemnifying Parties shall be obligated pursuant to this clause (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) the Indemnifying Parties shall not be liable for any settlement effected without their prior written consent; and provided, further, that the Indemnifying Parties shall not have any obligation hereunder to any Indemnified Party if and to the extent that a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d)           The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) maintain in effect for a period of six (6) years after the Effective Time, the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Effective Time, a true and correct copy of which has been made available by the Company to Parent prior to the date hereof (provided that the Surviving Corporation may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries when compared to the insurance maintained by the Company as of the date hereof), or (ii) obtain as of the Effective Time “tail” insurance policies with a claims period of six (6) years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement); provided, however, that in no event will Parent or the Surviving Corporation be required, and the Company shall not be permitted, to expend for such policies pursuant to this Section 6.08 an annualized premium amount in excess of 250% of the annual premiums currently paid by the Company for such insurance and, if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall obtain a substantially similar policy (from an insurance carrier with the same or better rating as the Company’s current directors’ and officers’ liability insurance carrier) with the greatest coverage available for a cost to exceeding such amount.

(e)          The obligations of Parent and the Surviving Corporation under this Section 6.08 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.08 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.08 applies shall be third party beneficiaries of this Section 6.08, each of whom may enforce the provisions of this Section 6.08).

(f)          In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.08. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification and other commitments provided for in this Section 6.08 are not prior to, or in substitution for, any such claims under any such policies.

Section 6.09 Reasonable Best Efforts.

(a)           Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 6.09), each of the parties hereto shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the Offer, the Top-Up Option (if applicable), the Merger and the transactions contemplated hereby, including (i) the obtaining of all necessary permits, waivers, consents, approvals and actions or nonactions from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entities, (ii) the obtaining of all necessary consents or waivers from third parties, and (iii) the execution and delivery of any additional instruments necessary to consummate the Offer, the Top-Up Option (if applicable), the

Merger and to fully carry out the purposes of this Agreement. The Company and Parent shall, subject to applicable Law, promptly (x) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii) and (iii) immediately above and (y) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If the Company or Parent receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then it shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Entity in respect of any filing made thereto in connection with the transactions contemplated by this Agreement. Neither Parent nor the Company shall commit to or agree (or permit their respective Subsidiaries to commit to or agree) with any Governmental Entity to stay, toll or extend any applicable waiting period under any applicable Antitrust Laws, without the prior written consent of the other (such consent not to be unreasonably withheld or delayed).

(b)          Without limiting the generality of the undertakings pursuant to Section 6.09(b) hereof, the parties hereto shall (i) provide or cause to be provided as promptly as reasonably practicable to Governmental Entities with jurisdiction over applicable Antitrust Laws, if any (each such Governmental Entity, a “Governmental Antitrust Authority”), information and documents requested by any Governmental Antitrust Authority as necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including consents and filings under any applicable Antitrust Laws as promptly as practicable following the date of this Agreement and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under applicable Antitrust Laws, it being understood and agreed that the Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall each be responsible for fifty percent (50%) of any filing fees or similar fees required under any applicable Antitrust Laws and (ii) subject to the terms set forth in Section 6.09(c) hereof, use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of the consummation of the transactions contemplated by this Agreement by any Governmental Entity or expiration of applicable waiting periods.

(c)          In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Offer, the Top-Up Option (if applicable), the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the Company, Parent and Merger Sub shall cooperate in all respects and use their reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(d)          In furtherance and not in limitation of the provisions of this Section 6.09, Parent and Merger Sub and any of their Subsidiaries shall be required to use their commercially reasonable best efforts to take any and all actions necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals, and waivers required under any applicable Antitrust Laws that may be required by any Governmental Antitrust Authority, so as to enable the Parties to close the transactions contemplated by this Agreement as promptly as possible.

(e)          The Company may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries; provided that, if requested by Parent in writing, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on the Company in the event the Closing occurs.

Section 6.10 Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Company and Parent. Thereafter, each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the Offer, the Top-Up Option, the Merger or the other transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be permitted by Section 6.04 or required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant party is subject, wherever situated, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

Section 6.11 Takeover Statutes. If any “control share acquisition,” “fair price,” “business combination,” “moratorium” or other anti-takeover Law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Offer, the acquisition of shares of Company Common Stock pursuant to the Offer, the Top-Up Option, the Merger or any other transaction contemplated by this Agreement, then each of the Company, Parent, Merger Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing, individually and collectively.

Section 6.12 Section 16 Matters. Prior to the Offer Closing, the Company shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of shares of Company Common Stock (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the Offer, the Merger and the other transactions contemplated hereby by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Section 6.13 Rule 14d-10(d) Matters. Prior to the Offer Closing, the Company (acting through the Human Capital Committee of the Company Board) shall take all such steps as may be required to cause each agreement, arrangement or understanding entered into by Parent, Merger Sub, the Company or a Subsidiary of Parent, Merger Sub or the Company on or after the date hereof with any of the Company’s officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act. Promptly upon Parent or any of its Affiliates entering into any such agreement, arrangement or understanding with any such Person, Parent will provide to the Company all relevant information concerning such agreement, arrangement or understanding as is reasonably needed by the Company to comply with this Section 6.13.

Section 6.14 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 6.15 Financing.

(a)           Subject to the terms and conditions of this Agreement, unless otherwise agreed, each of Parent and Merger Sub will not permit any assignment of, any material amendment or modification to be made to, or any waiver of any material provision or remedy pursuant to the Financing Letters if such assignment, amendment, modification or waiver would, or would be reasonably expected to: (i) reduce the aggregate amount of the Debt Financing, including by changing the amount of fees to be paid or original issue discount of the Debt Financings (unless the Equity Financing is increased by a corresponding amount or Alternate Debt Financing that complies with Section 6.15(b) has been made available in a corresponding amount); (ii) adversely impact in any material respect the ability of the Company (as a third party beneficiary of the Equity Commitment

Letter), Parent or Purchaser to enforce its respective rights against the other parties to the Financing Letters or the definitive agreements with respect thereto; or (iii) prevent or materially delay the consummation of the Financing or the consummation of the Offer or the Merger.

(b)           Each of Parent and Merger Sub shall use its reasonable best efforts to arrange the Debt Financing and timely consummate the Debt Financing on the terms and conditions set forth in the Debt Commitment Letters, including using its reasonable best efforts to: (i) maintain in effect the Debt Commitment Letters in accordance with the terms and subject to the conditions thereof; (ii) substantially comply with its obligations under the Debt Commitment Letters; (iii) in good faith negotiate, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letters on the terms and conditions contemplated by the Debt Commitment Letters or as such terms may otherwise be agreed; (iv) satisfy on a timely basis all conditions to the Debt Financing that are applicable to, and within the control of, Parent, Merger Sub and their respective Subsidiaries in the Debt Commitment Letters and the definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letters; and (v) consummate the Debt Financing at or prior to the Offer Closing. In furtherance and not in limitation of the foregoing, in the event that any portion of the Debt Financing becomes unavailable on the terms and conditions set forth in the Debt Commitment Letters (other than due to the failure of a condition to the consummation of the Debt Financing resulting from a breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement, which (if curable) has not been cured by the earlier of (x) three (3) Business Days prior to the Offer Closing Date and (y) twenty (20) days after the Company’s receipt of written notice thereof) and such portion is required to fund the payments required to be made by the Parent or Merger Sub hereunder, each of Parent and Merger Sub shall use its respective reasonable best efforts to, as promptly as practicable following the occurrence of such event: (A) obtain alternative debt financing (the “Alternate Debt Financing”) from alternative sources on terms and conditions not materially less favorable in the aggregate to Parent and Merger Sub than those set forth in the Debt Commitment Letters and in an amount sufficient, when added to the portion of the Financing that is still available and available cash on hand and the Equity Financing, to consummate the transactions contemplated by this Agreement and (B) obtain one or more new financing commitment letters with respect to such Alternate Debt Financing (the “New Debt Commitment Letter”), which New Debt Commitment Letter will replace the applicable existing Debt Commitment Letter in whole or in part; provided, however, that nothing herein shall be construed as to require Parent or Merger Sub to accept Alternate Debt Financing (including any commitments therefor) that (1) are less favorable than those in the applicable existing Debt Commitment Letter, (2) require the payment of fees in excess of those contemplated in the applicable existing Debt Commitment Letter, or (3) could reasonably be expected to prevent or materially delay the Offer, the Merger and the other transactions contemplated hereby. Parent shall promptly (and no later than one (1) Business Day after receipt thereof) provide the Company with a true and complete copy of any New Debt Commitment Letter, together with any related exhibits, schedules, supplements and term sheets (and a true and complete copy of any fee letter in connection therewith, with pricing terms and any other terms not relating to conditionality or availability of the Debt Financing being redacted). In the event that Parent or Merger Sub obtains Alternate Debt Financing, any reference in this Agreement to the “Financing Letters,” the “Debt Commitment Letter,” the “Debt Financing” or the “Financing” (and other like terms in this Agreement) will be deemed modified to include such Alternate Debt Financing in lieu of the Debt Financing contemplated by the applicable existing Debt Commitment Letter.

(c)           Parent and Merger Sub shall: (i) from time to time at the request of the Company, keep the Company reasonably informed as to the status of its efforts to arrange the Debt Financing or any applicable Alternate Debt Financing; and (ii) promptly (and no later than one (1) Business Day) provide the Company with copies of all executed amendments, modifications or replacements of Debt Commitment Letters (it being understood that any amendments, modifications or replacements shall only be as permitted herein) related to the Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall promptly (and no later than one (1) Business Day) notify the Company: (A) of any oral or written repudiation or termination or material breach or default by any party to the Financing Letters of which Parent, Merger Sub or their Affiliates become aware or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach or default by any party to the Debt Financing or Equity Financing; (B) of the receipt by Parent, Merger Sub or their Affiliates of any purported repudiation or termination of the Financing Letters; or (C) if for any reason either Parent or Merger Sub in good faith no longer believes that one of Parent or Merger Sub will be able to obtain all or any portion of the Financing. Parent shall provide any information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence as soon as reasonably practicable after the date that the Company delivers a written request therefor to Parent. Notwithstanding the foregoing, in no event shall Parent or Merger Sub permit or consent to any amendment, supplement or modification to, or any waiver of any provision under, the Debt Commitment Letters (whether the initial Debt Financing or Alternate Debt Financing) if such amendment, supplement, modification or waiver (w) imposes new or additional conditions, or otherwise expands any of the conditions, to the initial funding of the Debt Financing at Closing in a manner that would make such conditions more onerous than those set forth therein on the date hereof, (x) would reasonably be expected to materially and adversely affect the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Commitment Letters, (y) would reasonably be expected to materially impair, materially delay or prevent the availability of all or a portion of the Debt Financing or the consummation of the transactions contemplated by this Agreement, or (z) would reduce the aggregate cash amount of the Debt Financing to an amount that, when taken together with other funds available to Parent and Merger Sub, is not sufficient to pay the aggregate consideration to be paid by Parent or Merger Sub at the Closing and all other amounts required to be paid at the Closing in connection with the consummation of the transactions contemplated hereby and to pay all related fees and expenses required to be paid at the Closing in connection therewith.

(d)          Notwithstanding anything in this Agreement to the contrary, except for the extension to the Offer contemplated by the proviso to Section 1.01(b), each of Parent and Merger Sub understands and acknowledges and agrees that under the terms of this Agreement, Parent’s and Merger Sub’s obligation to consummate the Offer and the Merger is not in any way contingent upon or otherwise subject to Parent’s and Merger Sub’s consummation of the Financing or any other financing arrangements, Parent’s and Merger Sub’s obtaining of the Financing or any other financing or the availability, grant, provision or extension of the Financing or any other financing to Parent and Merger Sub.

(e)          Financing Cooperation.

(i)           Prior to the Closing, the Company will use reasonable best efforts, and will cause each of its Subsidiaries and its and their respective Representatives, to use reasonable best efforts, to provide Parent and Merger Sub with all cooperation reasonably requested by them to assist them in the arrangement and consummation of the Debt Financing. Such assistance shall include:

(A)          preparing and furnishing to Parent and any financing sources and other financial institutions and investors that are or may become parties to the Debt Financing (the “Financing Sources”) as promptly as practicable all available pertinent financial information (including financial estimates, budgets, forecasts and other forward-looking information) and disclosures relating to the Company and its Subsidiaries as may be reasonably requested by Parent or Merger Sub;

(B)          designating appropriate members of senior management of the Company to participate in a reasonable number of lender presentations (including a customary bank meeting with the Financing Sources acting as lead arrangers or agents for, and material prospective Financing Sources for, the Debt Financing), and due diligence sessions;

(C)          participation by senior management of the Company in the negotiation of, and assisting Parent in connection with the preparation of, and executing and delivering, definitive financing documents, including any pledge and security documents, guarantee and collateral documents and other schedules, exhibits, collateral materials, certificates and documents as may be reasonably requested by Parent, Merger Sub or the Lenders, and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not take effect until the Offer Closing;

(D)          furnishing Parent and the Lenders, as promptly as practicable (but in any event, with respect to financial statements required to be filed with the Company’s Form 10-Q or Form 10-K, as applicable, by no later than the filing deadline required therefor under the Exchange Act), with the audited and unaudited financial information required to be delivered pursuant to the Debt Commitment Letter (the “Required Financial Information”) (provided, that the timely filing by the Company of the required financial statements on Form 10-K and Form 10-Q in accordance with the applicable rules and requirements of the SEC shall satisfy the requirements of this definition) and all other financial information (including executive level financial analyses for the Company and its Subsidiaries, on a consolidated basis, with respect to each calendar month ended during the period between the date of this Agreement and the Closing Date), business and other financial data, audit reports and other information regarding the Company and its Subsidiaries of the type and for the time periods that are reasonably requested by Parent, Merger Sub or the Lenders;

(E)          delivering notices of prepayment within the time periods required by the relevant agreements governing Indebtedness and obtaining customary payoff letters, lien terminations and instruments of discharge with respect to the Indebtedness required by the Debt Commitment Letters to be terminated, in each case, reasonably satisfactory to Parent, and giving any other necessary notices and otherwise cooperating in the prepayment in full and termination in full of any such Indebtedness and the termination in full of all guaranties and security interests in connection therewith;

(F)          reasonably facilitate the granting of security interests (and perfection thereof) in collateral in connection with the Debt Financing (including the delivery of stock certificates), and the preparation, execution and delivery of guarantees, mortgages, other definitive financing documents or other certificates or documents as may be reasonably requested by Parent or Merger Sub, provided that all of the foregoing are not effective until the Offer Closing;

(G)          reasonably cooperate in satisfying the conditions precedent set forth in the Debt Financing Letters or any definitive documentation relating thereto, including obtaining insurance certificates and endorsements;

(H)          consenting to the use of all logos of the Company and its Subsidiaries in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and (ii) are used solely in connection with a description of the Company, its business and products or the transactions contemplated hereby; and

(I)          furnishing Parent and the Lenders with all documentation and other information related solely to the Company and its Subsidiaries required by U.S. regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations.

(ii)           Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement will require the Company or any of its Subsidiaries to: (A) enter into any definitive agreement before the occurrence of the Offer Closing; (B) give any indemnities the effectiveness of which is not conditioned on the occurrence of the Offer Closing; (C) provide any information the disclosure of which is prohibited or restricted under applicable Law, is legally privileged or would violate confidentiality obligations owing to third parties; or (D) take any action that would violate any applicable Laws or would result in a violation or breach of, or default under, any Material Contract. No action, liability or obligation of the Company, any of its Subsidiaries or any of their respective directors, officers, employees, agents or other Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than the authorization and representation letters referred to above) will be effective until the Offer Closing. Nothing in this Agreement will require: (x) any directors, officers, employees, agents or other Representatives of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action prior to the Offer Closing or that would reasonably be expected to result in personal liability to such director, officer, employee, agent or other representative; or (y) the members of the Company Board to approve any financing or Contracts related thereto prior to the Offer Closing.

(f)          All non-public or other confidential information provided by the Company or any of its directors, officers, employees, agents or other Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to any Financing Sources (and, in each case, to their respective counsel and auditors) so long as such Financing Sources (i) agree to be bound by the Confidentiality Agreement as if parties thereto, or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company.

(g)          The Company and its officers, directors, employees, agents or other Representatives shall not have any liability to Parent or Merger Sub in respect of any financial information or data or other information provided pursuant to this Section 6.15, except in the case of fraud, willful misconduct or intentional misrepresentation or breach of this Agreement. Parent and Merger Sub shall indemnify, defend and hold harmless each of the Company and its officers and directors employees, agents or other Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the performance of the Company’s obligations under this Section 6.15 and any information used in connection therewith, except to the extent such liabilities or obligations arose out of or resulted from (i) information provided by or on behalf of the Company or its Subsidiaries or (ii) fraud, willful misconduct or intentional misrepresentation or breach of this Agreement by the Company or its officers or directors employees, agents or other Representatives. Parent and Merger Sub shall, within thirty (30) days following written request by the Company accompanied by supporting documentation therefor, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company as a result of cooperation or information requested by Parent or Merger Sub (including those of its officers and directors employees, agents or other Representatives) during the period from the date hereof through the date of such request in connection with the cooperation required by this Section 6.15.

Section 6.16 Securityholder Litigation. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any litigation against the Company and/or its directors relating to the Offer, the Top-Up Option, the Merger or any of the other transactions contemplated by this Agreement, and the right to consult on the settlement with respect to such litigation, and the Company will in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent. The Company shall promptly notify Parent of any such litigation and shall keep Parent promptly informed with respect to the status thereof.

Section 6.17 Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ to cause the delisting of the Company and the Company Common Stock from the NASDAQ as promptly as practicable after the Effective Time and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

Section 6.18 FIRPTA Certificate. The Company shall deliver an affidavit, under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h).

Section 6.19 Director Resignations. Except as otherwise requested by Parent, prior to the Closing Date, the Company shall use its reasonable best efforts to cause to be delivered to Parent executed resignations, effective immediately after the Closing, of the directors of the Company and each of the Company Subsidiaries in office immediately prior to the Effective Time (other than directors designated by Parent pursuant to Section 1.03).

ARTICLE VII.

CONDITIONS TO CLOSING OF THE MERGER

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Effective Time of each of the following conditions:

(a)           Company Shareholder Approval. To the extent required by applicable Law, this Agreement will have been duly adopted by the Requisite Company Vote. For the avoidance of doubt, this condition need not be satisfied if the Merger may be consummated without convening the Company Shareholders Meeting and obtaining the Requisite Company Vote in accordance with Chapter 302A.621 of the MBCA.

(b)          No Injunctions, Restraints or Illegality. No Governmental Entity of competent jurisdiction in the United States or Belgium shall have enacted, issued, promulgated, enforced or entered any Laws or Orders, whether temporary, preliminary or permanent, that make illegal, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement.

(c)          Purchase of Company Common Stock in the Offer. Merger Sub shall have previously accepted for payment all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer (including pursuant to any “subsequent offering period” provided by Merger Sub pursuant to this Agreement).

ARTICLE VIII.

TERMINATION, AMENDMENT AND WAIVER

Section 8.01 Termination By Mutual Consent. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Offer Closing (notwithstanding any approval of this Agreement by the shareholders of the Company) by mutual written consent of Parent, Merger Sub and the Company.

Section 8.02 Termination By Either Parent or the Company. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Offer Closing (notwithstanding any approval of this Agreement by the shareholders of the Company) by either Parent or the Company:

(a)          if the Offer Closing shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.02(a) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the primary cause of the failure of the Offer Closing to have occurred on or before the Outside Date; or

(b)          if any Governmental Entity of competent jurisdiction in the United States or Belgium shall have enacted, issued, promulgated, enforced or entered any Law or Order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Offer, the Top-Up Option or the Merger or any of the other transactions contemplated hereby, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.02(b) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement, or whose failure to use its reasonable best efforts to resist, resolve or lift such Law or Order (as applicable), has been the primary cause of, or primarily resulted in, the issuance, promulgation, enforcement or entry of any such Law or Order.

Section 8.03 Termination By Parent.

This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Offer Closing (notwithstanding any approval of this Agreement by the shareholders of the Company) by Parent:

(a)          if, prior to the Offer Closing, (i) a Company Adverse Recommendation Change shall have occurred, (ii) the Company shall have entered into, or publicly announced its intention to enter into, a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement), (iii) the Company shall have breached or failed to perform in any material respect any of the covenants and agreements set forth in Section 6.04, (iv) the Company Board fails to reaffirm (publicly, if so requested by Parent) the Company Board Recommendation within ten (10) Business Days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by the Company or the Person making such Takeover Proposal, (v) a tender offer or exchange offer relating to Company Common Stock shall have been commenced by a Person unaffiliated with Parent and the Company shall not have sent to its shareholders pursuant to Rule 14e-2 under the Securities Act, within ten (10) Business Days after such tender offer or exchange offer is first published, sent or given, a statement reaffirming the Company Board Recommendation and recommending that shareholders reject such tender or exchange offer, or (vi) the Company or the Company Board (or any committee thereof) shall publicly announce its intentions to do any of actions specified in this Section 8.03(a); or

(b)          if, prior to the Offer Closing, the Company shall have breached or failed to perform any its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.01 or any of the Offer Conditions (and in each case such breach or failure to perform is incapable of being cured by the Outside Date, or if curable, has not been cured within twenty (20) days after its receipt of written notice thereof from Parent); provided that such failure of a condition was not caused by, or a result of, a breach of this Agreement by Parent or Merger Sub.

Section 8.04 Termination By the Company. This Agreement may be terminated by the Company at any time prior to the Offer Closing:

(a)          if, prior to the Offer Closing, the Company Board authorizes the Company, in full compliance with the terms of this Agreement, including Section 6.04 hereof, to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided that the Company shall have paid any amounts due pursuant to 8.06 hereof in accordance with the terms, and at the times, specified therein; and provided further that in the event of such termination, the Company substantially concurrently enters into such Company Acquisition Agreement;

(b)          if, prior to the Offer Closing, Parent or Merger Sub shall have shall have breached or failed to perform any their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.01 or any of the Offer Conditions (and in each case such breach or failure to perform is incapable of being cured by the Outside Date, or if curable, has not been cured within twenty (20) days after Parent’s receipt of written notice thereof from the Company); provided that such failure of a condition was not caused by, or a result of, a breach of this Agreement by the Company;

(c)          if (i) each of the conditions set forth in Section 7.1 and each of the Offer Conditions (in each case, other than those conditions that by their nature are to be satisfied by actions taken at the Offer Closing) have been satisfied (or waived by Parent) at the applicable Expiration Time, (ii) the full proceeds to be provided to Parent and Merger Sub by the Debt Financing are not available to Parent or Merger Sub on the terms of the applicable Debt Commitment Letter to consummate the Offer when required in accordance with Section 1.01; (iii) the Company has given notice in writing to Parent representing that it is ready, willing and able to complete the Closing; and (iv) Merger Sub shall have failed to consummate the Offer Closing within three (3) Business Days following the time that it is required to consummate the Offer in accordance with Section 1.01; provided that, notwithstanding anything in this ARTICLE VIII to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 8.02(a) during any such three (3) Business Day period; or

(d)          if Parent or Member Sub shall have failed to commence the Offer within thirty (30) days following the date of this Agreement or terminated the Offer in violation of the terms of this Agreement provided that such failure or termination was not primarily caused by, or a primary result of, a breach of this Agreement by the Company.

Section 8.05 Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this ARTICLE VIII (other than pursuant to Section 8.01) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with Section 8.05 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to this ARTICLE VIII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any shareholder, director, officer, employee, agent or Representative of such party) to any other party hereto, except (i) with respect to this Section 8.05, Section 8.06 and ARTICLE IX (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect and (ii) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or the willful breach by another party of any of its representations, warranties, covenants or other agreement set forth in this Agreement.

Section 8.06 Fees and Expenses Following Termination.

(a)           If this Agreement is terminated by Parent pursuant to and in compliance with Section 8.03, then the Company shall pay to Parent (by wire transfer of immediately available funds), within two (2) Business Days after such termination, a fee in an amount equal to the Termination Fee.

(b)          If this Agreement is terminated by the Company pursuant to Section 8.04(a), then the Company shall pay to Parent (by wire transfer of immediately available funds), at or prior to such termination, the Termination Fee.

(c)          If this Agreement is terminated (i) prior to the Offer Closing, by Parent pursuant to Section 8.03(b) or (ii) by the Company or Parent pursuant to Section 8.02(a) hereof and, in the case of clauses (i) and (ii) immediately above, (A) prior to such termination, a Takeover Proposal shall (1) in the case of a termination pursuant to Section 8.03(b), have been publicly disclosed and not withdrawn or (2) in the case of a termination pursuant to Section 8.02(a), have been publicly disclosed or otherwise made or communicated to the Company or the Company Board, and not withdrawn, and (B) within twelve (12) months following the date of such termination of this Agreement the Company shall have entered into a definitive agreement with respect to any Takeover Proposal, or any Takeover Proposal shall have been consummated (in each case whether or not such Takeover Proposal is the same as the original Takeover Proposal made, communicated or publicly disclosed), then in any such event the Company shall pay to Parent (by wire transfer of immediately available funds),within two (2) Business Days of consummating such transaction, the Termination Fee (it being understood for all purposes of this Section 8.06(c), all references in the definition of Takeover Proposal to 20% shall be deemed to be references to “more than 50%” instead). If a Person (other than Parent) makes a Takeover Proposal that has been publicly disclosed and subsequently withdrawn prior to such termination, as applicable, and, within twelve (12) months following the date of the termination of this Agreement, such Person or any of its controlled Affiliates makes a Takeover Proposal that is publicly disclosed, such initial Takeover Proposal shall be deemed to have been “not withdrawn” for purposes of clauses (1) and (2) of this paragraph (c).

(d)          If the Company terminates this Agreement pursuant to Section 8.04(c) or Section 8.04(d), then Parent shall pay Company the Buyer Termination Fee, it being understood and agreed that in no event shall Parent be required to pay the Buyer Termination Fee on more than one occasion. The Buyer Termination Fee, shall be payable within two (2) business days after such termination.

(e)          Solely for purposes of establishing the basis for the amount of the Termination Fee or the Buyer Termination Fee (if and as applicable), it is agreed that the Termination Fee or the Buyer Termination Fee (as applicable) is not a penalty, but is liquidated damages (in the event it is paid) in a reasonable amount to compensate the other party in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be difficult to calculate with any precision.

(f)          If this Agreement is terminated by any party pursuant to Section 8.02(a) and (i) at the time of such termination each of the Offer Conditions (excluding such conditions that by their nature are to be satisfied by actions taken at the Offer Closing) has been satisfied (or waived by Parent in writing), other than the Minimum Condition and/or the Dissenting Shares Condition, then the Company shall reimburse Parent and Merger Sub for the actual and reasonable out-of-pocket fees and expenses incurred by Parent, Merger Sub and their respective Affiliates (including all reasonable fees and expenses of outside counsel, accountants, investment bankers, experts and consultants to Parent or Merger Sub) in an aggregate amount not to exceed $1,000,000 (the “Expense Reimbursement”), by wire transfer of immediately available funds on the second (2nd) Business Day following the date of such termination of this Agreement; provided that the existence of circumstances that would require the Termination Fee to become subsequently payable by the Company pursuant to this ARTICLE VIII shall not relieve the Company of its obligations to pay the Expense Reimbursement in accordance with this clause (f) or to pay the Termination Fee in accordance with any applicable provisions of this ARTICLE VIII.

(g)          The Parties acknowledge and agree that the provisions of this Section 8.06 are an integral part of the transactions contemplated by this Agreement, and that, without such provisions, Parent, Merger Sub and Company would not have entered into this Agreement. If Parent or the Company shall fail to pay in a timely manner the amounts due pursuant to this Section 8.06, and, in order to obtain such payment, Parent or the Company makes a claim against the other that results in a judgment against the other, the prevailing party shall pay the reasonable costs and expenses of the other party (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in this Section 8.06(g) at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year. The parties acknowledge and agree that in no event shall (1) the Company be obligated to pay the Termination Fee on more than one occasion or (2) Parent or any of its Affiliates be obligated pay the Buyer Termination Fee on more than one occasion.

(h)          Except as otherwise expressly provided by this Agreement, including Section 6.09 and this Section 8.06, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such Expenses.

(i)          Notwithstanding anything in this Agreement to the contrary, (i) under no circumstances shall the collective monetary damages payable by Parent, Merger Sub and/or their respective Affiliates for breaches under this Agreement or the Financing Letters exceed the Buyer Termination Fee (the “Parent Liability Limitation”), (ii) while the Company may pursue specific performance in accordance with Section 9.13, under no circumstances shall the Company be permitted or entitled to receive both all or any portion of the Buyer Termination Fee and an award of specific performance that results in the Offer Closing and/or the Closing and (iii) in no event shall the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members or Affiliates (collectively, “Company Related Parties”) seek or obtain, nor shall they permit any of their Representatives or any other Person on their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation against Parent, Merger Sub, Guarantor or the Financing Sources or any of their respective former, current or future general or limited partners, stockholders, financing sources, managers, members, directors, officers or Affiliates (collectively, the “Parent Related Parties”), and in no event shall the Company or any of its Subsidiaries be entitled to seek or obtain any monetary damages of any kind in excess of the Parent Liability Limitation against the Parent Related Parties, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement, the Financing Letters or the Guarantee or the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure.

Section 8.07 Amendment. Subject to applicable Law and except as otherwise expressly provided in this Agreement, this Agreement may be amended or supplemented in any and all respects, whether before or after the Offer Closing or any vote or consent of the Company’s shareholders contemplated hereby, but only by a written agreement signed by each of the parties hereto; provided, however, that following the Offer Closing, no amendment shall be made which decreases the Merger Consideration and, after adoption of this Agreement by the holders of Company Common Stock, no amendments shall be made which by Law requires further approval by such holders without obtaining such further approval.

Section 8.08 Extension; Waiver. At any time prior to the Effective Time, Parent or Merger Sub, on the one hand, or the Company, on the other hand, may, by delivering a written instrument to such effect to the other party, (a) extend the time for the performance of any of the obligations of the other party or parties, (b) waive any inaccuracies in the representations and warranties of the other party or parties contained in this Agreement or in any document delivered under this Agreement, or (c) waive compliance with any of the covenants, agreements or conditions contained in this Agreement; provided, however, that after adoption of this Agreement by the holders of Company Common Stock, no waiver shall be made which by Law required further approval by such holders without obtaining such further approval. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE IX.

MISCELLANEOUS

Section 9.01 Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternate Debt Financing” has the meaning set forth in Section 6.15(b).

“Antitrust Laws” has the meaning set forth in Section 4.03(c).

“Articles of Merger” has the meaning set forth in Section 2.03.

“Book-Entry Shares” has the meaning set forth in Section 3.02.

“Business Day” means any day, other than Saturday, Sunday or any day on which banking institutions located in New York City are authorized or required by Law or other governmental action to close.

“Buyer Termination Fee” means $2,200,000.

“Certificate” has the meaning set forth in Section 301(b).

“Charter Documents” has the meaning set forth in Section 4.01(b).

“Closing” has the meaning set forth in Section 2.02.

“Closing Date” has the meaning set forth in Section 2.02.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” has the meaning set forth in Section 3.05.

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Agreement” has the meaning set forth in Section 6.04(a).

“Company Adverse Recommendation Change” has the meaning set forth in Section 6.04(a).

“Company Balance Sheet” has the meaning set forth in Section 4.04(e).

“Company Blank-Check Stock” has the meaning set forth in Section 4.02(a).

“Company Board” has the meaning set forth in the Recitals.

“Company Board Meeting” has the meaning set forth in Section 4.03(d).

“Company Board Recommendation” has the meaning set forth in Section 4.03(d).

“Company Common Stock” has the meaning set forth in the Recitals.

“Company Continuing Employees” has the meaning set forth in Section 6.07(a).

“Company Disclosure Letter” has the meaning set forth in the introductory language in ARTICLE IV.

“Company Employee” has the meaning set forth in Section 4.12(a).

“Company Employee Plans” has the meaning set forth in Section 4.12(a).

“Company Equity Award” means a Company Stock Option or a Company Stock Award or a phantom stock award, as the case may be.

“Company ERISA Affiliate” means, with respect to any Person, any other Person that, together with such first Person, would be treated as a single employer within the meaning of Section 414(b), (c), (m), or (o) of the Code.

“Company ESPP” has the meaning set forth in 3.07(b).

“Company Financial Advisor” has the meaning set forth in Section 4.10.

“Company IP” has the meaning set forth in Section 4.07(a).

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, covenants not to sue and permissions and other Contracts, including the right to receive royalties or any other consideration, whether written or oral, relating to Intellectual Property and to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries is a licensor or licensee.

“Company IT Systems” means all computer and information technology systems, platforms and networks owned by the Company and its Subsidiaries or used or held for use in the conduct of any business of the Company and its Subsidiaries, as currently conducted, including software, hardware, data processing, data, information, record keeping, communications, telecommunications, networks, network equipment, information technology, mobile, payment and other platforms, peripherals computer systems, and computerized, automated, or other similar systems, platforms, and networks, in each case, whether outsourced or not, as well as data and information stored or contained in, or transmitted by, any of the foregoing, and documentation relating to any of the foregoing.

“Company-Owned IP” means all Intellectual Property owned (whether solely or jointly), purported to be owned or exclusively licensed by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), liabilities or assets of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (i), a Company Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial or securities markets; (b) the announcement of the transactions contemplated by this Agreement; (c) any outbreak or escalation of war or any act of terrorism; or (d) general conditions in the industry in which the Company and its Subsidiaries operate; provided that with respect to clauses (a), (c) and (d), only to the extent that any such event, occurrence, fact, condition or change does not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industry in which the Company and its Subsidiaries operate.

“Company Material Contract” has the meaning set forth in Section 4.15(a).

“Company Proxy Statement” has the meaning set forth in Section 4.16.

“Company Related Parties” has the meaning set forth in 8.06(h).

“Company SEC Documents” has the meaning set forth in Section 4.04(a).

“Company Securities” has the meaning set forth in Section 4.02(b)(ii).

“Company Shareholders Meeting” has the meaning set forth in Section 4.16.

“Company Stock Award” has the meaning set forth in Section 3.07(b).

“Company Stock Option” has the meaning set forth in Section 3.07(a).

“Company Stock Plans” has the meaning set forth in Section 4.02(b).

“Company Subsidiary Securities” has the meaning set forth in Section 4.02(d).

“Confidentiality Agreement” has the meaning set forth in Section 6.03(b).

“Consent” has the meaning set forth in Section 4.03(c).

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases or other binding instruments, binding arrangements or binding commitments, whether written or oral.

“Debt Commitment Letters” has the meaning set forth in Section 5.05(a).

“Debt Financing” has the meaning set forth in Section 5.05(a).

“Dissenting Shares” has the meaning set forth in Section 3.03.

“Dissenting Shares Condition” has the meaning set forth in clause (i) of Exhibit A hereto.

“Effective Time” has the meaning set forth in Section 2.03.

“Employment Agreements” has the meaning set forth in the Recitals.

“Environmental Laws” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Equity Commitment Letter” has the meaning set forth in Section 5.05(a).

“Equity Financing” has the meaning set forth in Section 5.05(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” has the meaning set forth in Section 1.01(a).

“Exchange Agent” has the meaning set forth in Section 3.02(a).

“Expenses” means, with respect to any Person, all fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the preparation, printing, filing and mailing of any applicable SEC filings, the filing of any required notices under applicable

Antitrust Laws, or in connection with other regulatory approvals, and all other matters related to the Offer, the Top-Up Option, the Merger or the other transactions contemplated hereby.

“Expiration Time” has the meaning set forth in Section 1.01(d).

“Fee Letters” has the meaning set forth in Section 5.05(a).

“Financing” has the meaning set forth in Section 5.05(a).

“Financing Conditions” has the meaning set forth in Section 5.05(c).

“Financing Letters” has the meaning set forth in Section 5.05(a).

“Financing Sources” has the meaning set forth in Section 6.15(e)(i)(A).

“GAAP” has the meaning set forth in Section 4.04(b).

“Government Contract” means any Contract to which the Company or any of its Subsidiaries is a party that involves the supply of goods or services directly to a Governmental Entity, including a subcontract of any tier or level below a prime contract, but excluding Contracts entered into in the ordinary course of business with public universities, hospitals and clinics.

“Governmental Antitrust Authority” has the meaning set forth in Section 6.09(b).

“Governmental Entity” has the meaning set forth in Section 4.03(c).

“Guarantee” has the meaning set forth in the Recitals.

“Guarantor” has the meaning set forth in the Recitals.

“Hazardous Substance” shall mean (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“Indemnified Party” has the meaning set forth in Section 6.08(a).

“Indemnifying Parties” has the meaning set forth in Section 6.08(b).

“Independent Directors” has the meaning set forth in Section 1.03(c).

“Information Statement” has the meaning set forth in Section 4.16.

“Initial Expiration Time” has the meaning set forth in Section 1.01(d).

“Insurance Policies” has the meaning set forth in Section 4.25.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether registered or unregistered, including such rights in and to: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights (“Patents”); (c) copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights (“Copyrights”); (d) trademarks, service marks, trade names, business names, logos, trade dress, certification marks and other indicia of commercial source or origin together with all goodwill associated with the foregoing, and all registrations, applications and renewals for any of the foregoing (“Trademarks”); (e) trade secrets and business, technical and know-how information, databases, data collections and other confidential and proprietary information and all rights therein (“Trade Secrets”); (f) software, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other software-related specifications and documentation (“Software”); and (g) Internet domain name registrations.

“IP Assignments” has the meaning set forth in Section 4.07(c).

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, when used with respect to the Company, the actual or constructive knowledge of any officer or director, after due inquiry.

“Laws” means any domestic (whether federal, state, local or otherwise) or foreign laws, common law, statutes, ordinances, rules, regulations, codes, Orders or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered or applied by any Governmental Entity.

“Lease” shall mean all leases, subleases and other agreements under which the Company or any of its Subsidiaries leases, uses or occupies, or has the right to use or occupy, any real property.

“Leased Real Estate” shall mean all real property that the Company or any of its Subsidiaries leases, subleases or otherwise uses or occupies, or has the right to use or occupy, pursuant to a Lease.

“Legal Action” has the meaning set forth in Section 4.09.

“Lenders” has the meaning set forth in Section 5.05(a).

“Liability” shall mean any liability, indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Liens” means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, claims, options, rights of first refusal, rights of first offer and security interests or similar restrictions of any kind or nature whatsoever.

“MBCA” has the meaning set forth in the Recitals.

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Consideration” has the meaning set forth in Section 3.01(b).

“Mezz Debt Commitment Letter” has the meaning set forth in Section 5.05(a).

“Mezz Debt Financing” has the meaning set forth in Section 5.05(a).

“Mezz Fee Letter” has the meaning set forth in Section 5.05(a).

“Mezz Lender” has the meaning set forth in Section 5.05(a).

“Minimum Condition” has the meaning set forth in Section 1.01(b).

“Multi-employer Plan” has the meaning set forth in Section 4.12(c).

“NASDAQ” has the meaning set forth in Section 1.01(e).

“New Debt Commitment Letter” has the meaning set forth in Section 6.15(b).

“Notice Period” has the meaning set forth in Section 6.04(d).

“Offer” has the meaning set forth in the Recitals.

“Offer Closing” has the meaning set forth in Section 1.01(f).

“Offer Closing Date” has the meaning set forth in Section 1.01(f).

“Offer Conditions” has the meaning set forth in Section 1.01(b).

“Offer Documents” has the meaning set forth in Section 1.01(h).

“Offer Price” has the meaning set forth in the Recitals.

“Offer to Purchase” has the meaning set forth in Section 1.01(c).

“Order” has the meaning set forth in Section 4.09.

“Outside Date” has the meaning set forth in Section 1.01(e).

“Owned Real Estate” shall mean any real estate owned in fee by the Company or any of its Subsidiaries, together with all buildings, structures, fixtures and improvements thereon and all of the Company’s and its Subsidiaries’ rights thereto, including all easements, rights of way and appurtenances relating thereto.

“Parent” has the meaning set forth in the Preamble.

“Parent Benefit Plans” has the meaning set forth in Section 6.07(b).

“Parent Liability Limitation” has the meaning set forth in 8.06(h).

“Parent Related Parties” has the meaning set forth in 8.06(h).

“Payment Fund” has the meaning set forth in Section 3.02(a).

“Permits” has the meaning set forth in Section 4.08(b).

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (c) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, and (f) Liens automatically arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation, but not to the extent resulting from a violation of any of the foregoing by the Company or any of its Subsidiaries.

“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Products” has the meaning set forth in Section 1.04(b).

“Promissory Note” has the meaning set forth in Section 1.04(b).

“Real Estate” means the Owned Real Estate and the Leased Real Estate.

“Regulatory Authority” or “Regulatory Authorities” means any national (e.g., the FDA in the United States), supra-national, regional, state or local Governmental Entity involved in the granting of a Regulatory Approval, in any given jurisdiction, including the FDA, European Medicines Agency (EMA), the Drug Enforcement Agency (DEA), Center for Medicine and Medicaid Services (CMS), Institutional Review Boards (IRBs) and ethics committees.

“Regulatory Files” means all files of the Seller with respect to (a) all clinical trial and marketing applications including all amendments, supplements, annual reports and all other written and verbal communications with all Regulatory Authorities, (b) all adverse event reports and other material data, information and materials relating to adverse experiences and other safety issues with respect to the Products, (c) all material correspondence between the Seller, on the one hand, and any Governmental Entity, on the other hand, relating to the Products, including any deficiencies or requests for information, safety reports or updates, complaint files and product quality reviews, traceability records, all clinical or pre-clinical data derived from clinical studies conducted or sponsored by or on behalf of Seller, and (d) all other material documents, reports, records and other data, information and materials relevant to compliance with the applicable Law relating to the Products and the Seller’s activities concerning the development, testing (including conducting clinical trials), regulatory approval, manufacture, processing, packaging, distribution, importation, marketing, storage, labeling, promotion, or sale of the Products.

“Representatives” has the meaning set forth in Section 6.04(a).

“Required Financial Information” has the meaning set forth in Section 6.15(e)(i)(D).

“Requisite Company Vote” has the meaning set forth in Section 4.03(a).

“Sarbanes-Oxley Act” has the meaning set forth in Section 4.04(g).

“Schedule 14D-9” has the meaning set forth in Section 1.02(a).

“Schedule TO” has the meaning set forth in Section 1.01(h).

“SEC” has the meaning set forth in Section 1.01(c).

“Securities Act” has the meaning set forth in Section 1.04(c).

“Senior Debt Commitment Letter” has the meaning set forth in Section 5.05(a).

“Senior Debt Financing” has the meaning set forth in Section 5.05(a).

“Senior Fee Letter” has the meaning set forth in Section 5.05(a).

“Senior Lender” has the meaning set forth in Section 5.05(a).

“Subsidiary” means, when used with respect to any party any corporation or other organization, whether incorporated or unincorporated, a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

“Superior Proposal” means a bona fide written Takeover Proposal (with all of the percentages included in the definition of Takeover Proposal increased from twenty percent (20%) to fifty percent (50%)) involving the direct or indirect acquisition pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or transaction, alone or in combination, of all or substantially all of the Company’s consolidated assets or a majority of the outstanding Company Common Stock, that the Company Board determines in good faith (after consultation with outside legal counsel and the Company Financial Advisor) is more favorable from a financial point of view to the holders of Company Common Stock than the transactions contemplated by this Agreement, taking into account (a) all financial considerations, (b) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal, and (c) any revisions to the terms of this Agreement and/or the Financing Letters proposed by the Parent during the Notice Period set forth in Section 6.04(d).

“Support Agreements” has the meaning set forth in the Recitals.

“Surviving Corporation” has the meaning set forth in Section 2.01.

“Takeover Proposal” means a proposal or offer from, or indication of interest in making a proposal or offer by, any Person (other than Parent and its Subsidiaries, including Merger Sub) relating to any (a) direct or indirect acquisition of assets of the Company or its Subsidiaries (including any voting equity interests of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to twenty percent (20%) or more of the fair market value of the consolidated assets of the Company and its Subsidiaries or to which twenty percent (20%) or more of the net revenues or net income of the Company and its Subsidiaries, on a consolidated basis, are attributable, (b) direct or indirect acquisition of twenty percent (20%) or more of the voting equity interests of the Company, (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) twenty percent (20%) or more of the voting equity interests of the Company, or (d) merger, consolidation, other business combination or similar transaction involving the Company or any of its Subsidiaries, pursuant to which such Person would own twenty percent (20%) or more of the consolidated assets, net revenues or net income of the Company and its Subsidiaries, taken as a whole.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments, escheatment, abandoned and unclaimed property or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” means $1,320,000.

“Top-Up Option” has the meaning set forth in Section 1.04(a).

“Top-Up Shares” has the meaning set forth in Section 1.04(a).

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Voting Debt” has the meaning set forth in Section 4.02(c).

Section 9.02 Interpretation; Construction.

(a)          The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit or Schedule, such reference shall be to a Section of, Exhibit to or Schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” A reference in this Agreement to $ or dollars is to U.S. dollars. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter.

(b)          The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 9.03 Survival. As among the parties to this Agreement, none of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 9.03 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time. The Confidentiality Agreement will (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time. Nothing in this Agreement will be interpreted, construed or applied to limit or restrict the rights of Parent, Merger Sub or any of their respective Affiliates under any representation and warranty insurance policies procured or bound by any of them in connection with the transactions contemplated by this Agreement.

Section 9.04 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Minnesota without giving effect to any choice or conflict of law provision or rule (whether of the State of Minnesota or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Minnesota.

Section 9.05 Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the District Court of Hennepin County, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the State of Minnesota. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.07 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 9.05, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.06 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (b) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (d)

SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.06.

Section 9.07 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.07):

If to Parent or Merger Sub, to:	c/o Altus Capital Partners
10 Westport Road, Suite C204
Wilton, Connecticut 06897
Attention: Heidi Goldstein

with a copy (which will	Miller Johnson Snell & Cummiskey PLC
not constitute notice to	45 Ottawa Ave SW, Suite 1100
Parent or Merger Sub) to:	Grand Rapids, Michigan 49503
Attention: Erik Daly

If to the Company, to:	MGC Diagnostics Corporation
350 Oak Grove Parkway
Saint Paul, Minnesota 55127
Attention: Mark W. Sheffert, Chairman

with a copy (which will	Lindquist & Vennum LLP
not constitute notice to the	2000 IDS Center
Company) to:	80 South Eighth Street
Minneapolis, Minnesota 55402
Attention: Thomas G. Lovett, IV

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above.

Section 9.08 Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement, the Confidentiality Agreement and the Company Disclosure Letter (other than an exception expressly set forth as such in the Company Disclosure Letter), the statements in the body of this Agreement will control.

Section 9.09 No Third Party Beneficiaries. Except as provided in Section 6.08 and Section 9.11 hereof (which shall be to the benefit of the parties referred to in such section), this Agreement is for the sole benefit of the parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.10 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 9.11 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties; provided that Parent and Merger Sub may, without the prior written consent of the Company, (a) assign or transfer its rights under this Agreement to any of its Financing Sources as collateral security, any of whom shall be permitted to exercise any or all of the rights and remedies of Parent and Merger Sub hereunder and transfer and assign such rights to any successor or assignee following foreclosure or other exercise of remedies as to such collateral assignment or security interest without the prior consent of the other parties hereto, (b) any wholly-owned Affiliates of Guarantor, and to any purchaser of all or substantially all of the assets or shares of Parent or the Surviving Corporation; and provided further, however, in any case, that no such assignment or transfer shall relieve the assigning party of their obligations or agreements hereunder or require any other party hereunder to resort to any such assignee or transferee prior to seeking any remedies against the assigning or transferring party permitted under or pursuant to this Agreement. This Section 9.11 may not be amended without the written consent of the then-existing secured lender of Parent and Merger Sub, who is a third party beneficiary of the provisions of this Section 9.11.

Section 9.12 Remedies. Except as otherwise provided in this Agreement, (a) any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity, and (b) the exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 9.13 Specific Performance.

(a)          The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Parties hereto in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other (as applicable) and to enforce specifically the terms and provisions of this Agreement and to thereafter cause the transactions contemplated by this Agreement to be consummated on the terms and subject to the conditions thereto set forth in this Agreement. The foregoing rights are in addition to and without limitation of any other remedy to which the Parties may be entitled at law or in equity. The Parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the Parties hereto hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any party brings any action to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by (x) the amount of time during which such action is pending, plus twenty (20) Business Days or (y) such other later date established by the court presiding over such action. The Parties hereto further agree that (A) by seeking the remedies provided for in this Section 9.13, no Party shall in any respect waive its right to seek at any time any other form of relief that may be available to it under this Agreement or any other agreement or document entered into in connection herewith or the transactions contemplated hereby (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.13 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.13 shall require any Party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.13 prior to or as a condition to exercising any termination right under Article VIII, nor shall the commencement of any legal proceeding pursuant to this Section 9.13 or anything set forth in this Section 9.13 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement any other agreement or document entered into in connection herewith or the transactions contemplated hereby that may be available then or thereafter.

(b)          Notwithstanding Section 9.13(a) or anything else in this Agreement to the contrary, the Company shall not be entitled to enforce or seek to enforce specifically Parent’s and Merger Sub’s obligations to consummate the Offer or effect the Merger unless (i) each of the conditions set forth in Section 7.1 and each of the Offer Conditions (in each case, other than those conditions that by their nature are to be satisfied by actions taken at the Offer Closing) have been satisfied (or waived by Parent), (ii) the Company has given notice in writing to Parent representing that it is ready, willing and able complete the Closing, (iii) the full amount of the Debt Financing has been funded or will be funded at the Closing and (iv) Parent and Merger Sub have failed to complete the Offer Closing or the Closing, as applicable, by the date the Offer Closing or the Closing, as applicable, is required to have occurred pursuant to this Agreement.

(c)           Each of the Parties acknowledges that the agreements contained in this Section 9.13 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, such Party would not enter into this Agreement. For the avoidance of doubt, while the Company may pursue both payment of the Buyer Termination Fee and a grant of specific performance or other equitable relief pursuant hereto, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the consummation of the Closing pursuant to this Section 9.13 and the payment of all or any portion of the Buyer Termination Fee.

Section 9.14 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

The remainder of this page is intentionally left blank.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MGC DIAGNOSTICS CORPORATION

By:
Name:	Mark W. Sheffert
Title:	Chairman

MGC PARENT LLC

By:
Name:	Gregory L. Greenberg
Title:	Chairman

AC BREATHE MERGER SUB INC.

By:
Name:	Gregory L. Greenberg
Title:	Chairman

Signature Page to Agreement and Plan of Merger

EXHIBIT A

Conditions to the Offer

The capitalized terms used but not defined in this Exhibit A and which are defined in the attached Agreement and Plan of Merger (as amended, modified or supplemented from time to time in accordance with its terms, the “Agreement”) shall have the meanings ascribed to such terms in the Agreement. The obligation of Merger Sub to accept for payment and pay for shares of Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Condition described in Section 1.01 of the Agreement and the additional conditions set forth in clauses (a) through (k) below. Accordingly, notwithstanding any other provision of the Offer or the Agreement, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Company Common Stock promptly after termination or withdrawal of the offer), pay for, and may postpone the acceptance for payment of and payment for Company Common Stock tendered, and, to the extent permitted by the Agreement, may terminate the Offer as to any shares of Company Common Stock not then paid for if (i) the Minimum Condition shall not have been satisfied at the scheduled expiration of the Offer or (ii) immediately prior to the scheduled expiration of the Offer, any of the following conditions shall exist (and shall not have been waived in writing by Parent):

(a)          there shall have been entered, enforced, instituted, pending, threatened, or issued by any Governmental Entity any judgment, order, temporary restraining order, temporary or permanent injunction, ruling, proceeding, action, suit, charge or other Legal Action or Order: (i) which could reasonably be expected to make illegal, prevent, restrain or prohibit or make materially more costly the making of the Offer, the acceptance for payment of, or payment for, any shares of Company Common Stock by Parent, the Merger Sub or the consummation of the Merger, the Top-Up Option or any of the other transactions contemplated by the Agreement; (ii) which would reasonably be expected to impose limitations on the ability of Parent, Merger Sub or any other Affiliate of Parent to exercise full rights of ownership of any shares of Company Common Stock, including, without limitation, the right to vote any shares of Company Common Stock acquired by the Parent pursuant to the Offer or otherwise on all matters presented to the Company’s shareholders, including, without limitation, the approval and adoption of the Agreement and the Merger (if applicable); or (iii) which otherwise has had, or would reasonably be expected to have, a Company Material Adverse Effect;

(b)          there shall have been any Laws, statute, rule, regulation, judgment, Order, legislation or interpretation of any nature pending, proposed, enacted, enforced, promulgated, amended or issued by any Governmental Entity or deemed by any Governmental Entity applicable to (i) Parent, Merger Sub, the Company or any Affiliate of Parent, Merger Sub or the Company or (ii) any transaction contemplated by the Agreement, which has resulted in, or is reasonably likely to result in, directly or indirectly, any of the consequences referred to in clauses (i) through (iii) of paragraph (a) above;

Exhibit A- 1

(c)          there shall have occurred any changes, conditions, events, occurrences, facts or developments that would have, or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect;

(d)          there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or NASDAQ other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) on the extension of credit by banks or other lending institutions in the United States or a disruption of or material adverse change in either the syndication market for credit facilities or the financial, banking or capital markets, (iv) the commencement of a war, armed hostilities or any other international or national calamity involving the United States or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(e)          the representations and warranties of the Company set forth in the Agreement (disregarding, for this purpose, (i) all qualifications as to “materiality,” “in all material respects,” “Company Material Adverse Effect” and similar qualifications and (ii) any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of the Agreement) shall not be true and correct in all material respects as of the date of the Agreement or as of such time on or after the date of the Agreement, except those representations and warranties that speak as of an earlier date, the truth and correctness of which shall be measured as of such earlier date;

(f)          the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Agreement;

(g)          the Agreement shall have been terminated in accordance with its terms;

(h)          any one or more of the representations and warranties contained in any one or more of Sections 4.01(a), 4.01(d), 4.02, 4.03(a), 4.03(d), 4.03(e) and/or 4.18 of the Agreement (disregarding, for this purpose, (i) all qualifications as to “materiality,” “in all material respects,” “Company Material Adverse Effect” and similar qualifications and (ii) any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of the Agreement) shall not be true and correct in more than a de minimis respect as of the date of the Agreement or as of such time on or after the date of the Agreement, except those representations and warranties that speak as of an earlier date, the truth and correctness of which shall be measured as of such earlier date;

(i)          the Company shall have received demands, notices or instruments from one or more holders of Company Common Stock (which demands, notices or instruments shall not have been validly withdrawn or retracted by such holder(s)) exercising, purporting to exercise or clearly indicating an intention to exercise appraisal rights in accordance with Chapters 302A.471 and 302.473 of the MBCA or otherwise, with

Exhibit A- 2

respect to shares of Company Common Stock that represent, in the aggregate, ten percent (10%) or more of the total number of outstanding shares of Company Common Stock as of such time (for the avoidance of doubt, prior to giving effect to any exercise of the Top-Up Option or the issuance of any Top-Up Shares) (the condition described in this clause (i) is referred to as the “Dissenting Shares Condition”);

(j)           any of the Company employees that delivered an Employment Agreement to Parent on or prior to the date of the Agreement shall have rescinded, revoked or terminated, or shall have purported or attempted to rescind, revoke or terminate, their respective Employment Agreement; or

(k)           Parent shall have failed to receive a certificate executed on behalf of the Company by the Company’s Chief Executive Officer or Chief Financial Officer confirming that the conditions set forth in clauses (c), (e), (f), (h) and (i) of this Exhibit A have been duly satisfied.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such condition or may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their reasonable discretion prior to the Offer Closing. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time, subject to the terms and conditions of the Agreement and the applicable rules and regulations of the SEC. The foregoing conditions shall be in addition to, and no a limitation of, the rights of parent and Merger Sub to extend, termination and/or modify the Offer pursuant to, and in accordance with, the terms and conditions of the Agreement

Exhibit A- 3

[COMPANY DISCLOSURE LETTER]